OMB APPROVAL

OMB Number: 3235-0116

Expires: March 31, 2011

Estimated average burden
hours per response: 8.7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

Execution Version

GEOINFORMATICS EXPLORATION INC.

AND

RIMFIRE MINERALS CORPORATION

ACQUISITION AGREEMENT

DATED:  JUNE 11, 2009

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	DEFINITIONS	1
1.2	INTERPRETATION NOT AFFECTED BY HEADINGS	11
1.3	NUMBER AND GENDER	12
1.4	DATE FOR ANY ACTION	12
1.5	CURRENCY	12
1.6	ACCOUNTING MATTERS	12
1.7	KNOWLEDGE	12
1.8	SCHEDULES	12

ARTICLE 2 THE ARRANGEMENT		13
2.1	ARRANGEMENT	13
2.2	COURT ORDERS	13
2.3	RIMFIRE MEETING	14
2.4	RIMFIRE CIRCULAR	15
2.5	FINAL ORDER	16
2.6	COURT PROCEEDINGS	16
2.7	EFFECT ON THE ARRANGEMENT AND EFFECTIVE DATE	17
2.8	PAYMENT OF CONSIDERATION	17
2.9	PREPARATION OF FILINGS	17
2.10	ANNOUNCEMENT AND SHAREHOLDER COMMUNICATIONS	17
2.11	WITHHOLDING TAXES	18
2.12	U.S. TAX MATTERS	18

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF RIMFIRE		18
3.1	REPRESENTATIONS AND WARRANTIES	18
3.2	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	31

ARTICLE 4 GEOINFORMATICS SHAREHOLDER APPROVALS		31
4.1	GEOINFORMATICS MEETING	31
4.2	GEOINFORMATICS CIRCULAR	32

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF GEOINFORMATICS		33
5.1	REPRESENTATIONS AND WARRANTIES	33
5.2	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	46

ARTICLE 6 COVENANTS OF RIMFIRE AND GEOINFORMATICS		46
6.1	COVENANTS OF RIMFIRE AND GEOINFORMATICS REGARDING THE CONDUCT OF BUSINESS	46
6.2	COVENANTS OF RIMFIRE RELATING TO THE ARRANGEMENT	50
6.3	COVENANTS OF GEOINFORMATICS REGARDING THE PERFORMANCE OF OBLIGATIONS	50
6.4	MUTUAL COVENANTS	51

ARTICLE 7 CONDITIONS		52
7.1	MUTUAL CONDITIONS PRECEDENT	52
7.2	ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF GEOINFORMATICS	53
7.3	ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF RIMFIRE	55
7.4	SATISFACTION OF CONDITIONS	56

ARTICLE 8 ADDITIONAL AGREEMENTS		56
8.1	NOTICE AND CURE PROVISIONS	56
8.2	NON-SOLICITATION	57
8.3	RIGHT TO MATCH	58
8.4	EXPENSES AND TERMINATION FEES	59
8.5	ACCESS TO INFORMATION; CONFIDENTIALITY	61
8.6	INSURANCE AND INDEMNIFICATION	61

ARTICLE 9 TERM, TERMINATION, AMENDMENT AND WAIVER		61
9.1	TERM	61
9.2	TERMINATION	62
9.3	AMENDMENT	64
9.4	WAIVER	64

ARTICLE 10 GENERAL PROVISIONS		65
10.1	PRIVACY	65
10.2	NOTICES	65
10.3	GOVERNING LAW; WAIVER OF JURY TRIAL	66
10.4	INJUNCTIVE RELIEF	66
10.5	TIME OF ESSENCE	67
10.6	ENTIRE AGREEMENT, BINDING EFFECT AND ASSIGNMENT	67
10.7	SEVERABILITY	67
10.8	COUNTERPARTS, EXECUTION	67

SCHEDULE "A"	TO THE ACQUISITION AGREEMENT PLAN OF ARRANGEMENT	A-1
SCHEDULE "B"	TO THE ACQUISITION AGREEMENT ARRANGEMENT RESOLUTION	B-1
SCHEDULE "C"	TO THE ACQUISITION AGREEMENT KEY REGULATORY APPROVALS	C-1
SCHEDULE "D"	TO THE ACQUISITION AGREEMENT KEY THIRD PARTY CONSENTS	D-1

- ii -

ACQUISITION AGREEMENT

THIS ACQUISITION AGREEMENT dated June 11, 2009,

B E T W E E N:

GEOINFORMATICS EXPLORATION INC., a corporation continued under the laws of Yukon ("Geoinformatics")

- and -

RIMFIRE MINERALS CORPORATION, a corporation incorporated under the laws of British Columbia ("Rimfire")

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1

Definitions

In this Agreement, unless the context otherwise requires:

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest, or inquiry from any person (other than Geoinformatics or Rimfire or any of its affiliates, as applicable) after the date hereof relating to: (i) any acquisition or sale, direct or indirect, of: (a) any of the assets, business or material property of Rimfire or Geoinformatics, as applicable, and/or one or more of its subsidiaries (including, without limitation, any option or joint venture transactions or any sale or grant of a royalty or similar type of transaction); or (b) any sale of securities of Rimfire or Geoinformatics, as applicable, or any of its subsidiaries; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Rimfire or Geoinformatics, as applicable; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Rimfire or Geoinformatics, as applicable, or any of its subsidiaries;

"affiliate" has the meaning ascribed thereto in the Securities Act;

"Agreement" means this acquisition agreement, together with the Disclosure Letters, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

"Approvals" means the approvals listed on Section 6.1(k) to the Disclosure Letters;

"Arrangement" means the arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Rimfire and Geoinformatics, each acting reasonably;

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

"BCSC" means the British Columbia Securities Commission, and includes any successor thereto;

"business day" means any day, other than a Saturday, a Sunday and a statutory or civic holiday in Toronto, Ontario, or Vancouver, British Columbia;

"Change in Recommendation" has the meaning ascribed thereto in Section 9.2.1(c)(i);

"Circulars" means the Geoinformatics Circular and Rimfire Circular”;

"Code" means the U.S. Internal Revenue Code of 1986, as amended;

"Confidentiality Agreement" means the confidentiality and non-circumvent agreement dated April 14, 2009 between Geoinformatics and Rimfire;

"Consideration" means the consideration to be received by the Rimfire Shareholders and any holder of Rimfire Convertible Securities pursuant to the Plan of Arrangement in consideration for their Rimfire Shares or Rimfire Convertible Securities;

"Contract" means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Rimfire or Geoinformatics, as applicable, or any of its subsidiaries is a party or by which Rimfire or Geoinformatics, as applicable, or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

"Converted Geoinformatics Options" has the meaning ascribed thereto in Section 1.01(e) of the Plan of Arrangement attached hereto as Schedule “C”;

"Court" means the Supreme Court of British Columbia;

"Depositary" means any trust company, bank or financial institution agreed to in writing between Geoinformatics and Rimfire for the purpose of, among other things, exchanging certificates representing Rimfire Shares for certificates representing Geoinformatics Shares;

"Disclosure Letters" means the Rimfire Disclosure Letter and the Geoinformatics Disclosure Letter;

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

"Effective Date" means the date upon which the Arrangement becomes effective as provided in the Plan of Arrangement;

"Effective Time" means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

"Environmental Laws" means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation) and under common law;

"Environmental Liabilities" means, with respect to any Person, all liabilities, obligations, responsibilities, responses, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs and expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property;

"Environmental Permits" means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

"Final Order" means the final order of the Court pursuant to section 291 of the BCBCA, in a form acceptable to the Parties, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Rimfire and Geoinformatics, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Rimfire and Geoinformatics, each acting reasonably) on appeal;

"GAAP" means Canadian generally accepted accounting principles;

"Geoinformatics Acquisition Resolution" means the ordinary resolution of the Geoinformatics Shareholders, which is to be considered at the Geoinformatics Meeting, approving the acquisition of all the issued and outstanding Rimfire Shares pursuant to the Arrangement;

"Geoinformatics Benefit Plan" has the meaning ascribed thereto in Section 5.1(aa);

"Geoinformatics Board" means the board of directors of Geoinformatics as the same is constituted from time to time;

"Geoinformatics Change in Recommendation" has the meaning ascribed thereto in Section 9.2.1(d)(i);

"Geoinformatics Circular" means the notice of the Geoinformatics Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Geoinformatics Shareholders in connection with the Geoinformatics Meeting, as amended, supplemented or otherwise modified from time to time;

"Geoinformatics Concessions" means any mining concession, mineral claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which Geoinformatics or its subsidiaries owns or has a right or option to acquire or use, all as indicated in the list set out in Section 5.1(n) of the Geoinformatics Disclosure Letter;

"Geoinformatics Convertible Securities" means the Geoinformatics Options;

"Geoinformatics Disclosure Letter" means the disclosure letter executed by Geoinformatics and delivered to Rimfire in connection with the execution of this Agreement;

"Geoinformatics Exploration Properties" means the properties described in Section 5.1(n) of the Geoinformatics Disclosure Letter;

"Geoinformatics Financial Statements" has the meaning ascribed thereto in Section 5.1(j);

"Geoinformatics Lands" means all interests in real and immoveable property interests, including licenses, leases, rights of way, surface rights, easements, permits permitting the use of land or other real property interests (but excluding the Geoinformatics Concessions) which Geoinformatics or its subsidiaries owns or has an interest in or has an option or other right to acquire, all as indicated in the Geoinformatics Public Record;

"Geoinformatics Material Adverse Effect" means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the business, properties, operations, prospects, results of operations or financial condition of Geoinformatics and its subsidiaries, taken as a whole, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder or communication by Geoinformatics of its plans or intentions with respect to Rimfire and/or any of its subsidiaries; (ii) changes in the U.S., Canadian or Australian economies in general or the Canadian. U.S. or Australian securities markets in general; (iii) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (iv) any change in applicable Laws or in the interpretation thereof by any Governmental Entity provided that it does not have a materially disproportionate effect on Geoinformatics relative to comparable mineral exploration companies; (v) any change in GAAP; (vi) any natural disaster, provided that it does not have a materially disproportionate affect on Geoinformatics relative to comparable mineral exploration companies; (vii) any change in the price of gold, copper or silver; (viii) any change relating to foreign currency exchange rates; (ix) changes affecting the mining industry generally, provided that such changes do not have a materially disproportionate effect on Geoinformatics relative to comparable mineral exploration companies; or (x) any decrease in the market price or any decline in the trading volume of Geoinformatics Shares on the TSXV (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Geoinformatics Material Adverse Effect has occurred);

"Geoinformatics Material Contracts" means any contract: (i) if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Geoinformatics; (ii) under which Geoinformatics or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection); (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset; (iv) providing for the establishment, organization or formation of any joint ventures; (v) under which Geoinformatics or any of its subsidiaries is obligated to make or expects to receive payments in excess of $50,000 over the remaining term of the contract; (vi) that limits or restricts Geoinformatics or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect or (vii) that is otherwise material to Geoinformatics and its subsidiaries, considered as a whole; and, for greater certainty, includes the Geoinformatics Material Contracts listed in Section 5.1(u) to the Disclosure Letter;

"Geoinformatics Meeting" means the special meeting of Geoinformatics Shareholders including any adjournment or postponement thereof, to be called and held to approve the Geoinformatics Resolutions;

"Geoinformatics Name Change" means, prior to the Effective Time, the name change of Geoinformatics to such name as Geoinformatics and Rimfire may agree;

"Geoinformatics Name Change Resolution" means special resolution of the Geoinformatics Shareholders, which is to be considered at the Geoinformatics Meeting, approving the Geoinformatics Name Change;

"Geoinformatics Option Plan" means the amended and restated stock option plan originally approved by Geoinformatics Shareholders on June 27, 2006 and re-approved by Geoinformatics Shareholders on July 11, 2008;

"Geoinformatics Options" means an option to purchase Geoinformatics Shares granted under the Geoinformatics Option Plan;

"Geoinformatics Public Disclosure Record" means all documents and information required to be filed by Geoinformatics under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the three years prior to the date hereof;

"Geoinformatics Regulatory Authorities" has the meaning ascribed thereto in Section 5.1(z);

"Geoinformatics Regulatory Authorizations" has the meaning ascribed thereto in Section 5.1(z);

"Geoinformatics Resolutions" means the Geoinformatics Acquisition Resolution, Geoinformatics Name Change Resolution and Geoinformatics Share Consolidation Resolution;

"Geoinformatics Share Consolidation" means, prior to the Effective Time, the consolidation of Geoinformatics share capital on the basis of three (3) old Geoinformatics Shares for one (1) new Geoinformatics Share;

"Geoinformatics Share Consolidation Resolution" means special resolution of the Geoinformatics Shareholders, which is to be considered at the Geoinformatics Meeting, approving the Geoinformatics Share Consolidation;

"Geoinformatics Shareholders" means the holders of Geoinformatics Shares;

"Geoinformatics Shares" means common shares in the capital of Geoinformatics;

"Geoinformatics Voting Agreement" means the voting agreement (including all amendments thereto) between Rimfire and Geologic setting forth the terms and conditions upon which it has agreed to vote its Geoinformatics Shares (including those issuable on the exercise of Geoinformatics Convertible Securities) in favour of the Geoinformatics Resolutions;

"Geologic" means Geologic Resource Partners LLC;

"Governmental Entity" means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the TSXV;

"Hazardous Substance" means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;

"including" means including without limitation, and "include" and "includes" have a corresponding meaning;

"Interim Order" means the interim order of the Court, in a form acceptable to the parties, acting reasonably, providing for, among other things, the calling and holding of the Rimfire Meeting, as the same may be amended by the Court with the consent of Rimfire and Geoinformatics, each acting reasonably;

"Kennecott" means Kennecott Exploration Company;

"Kennecott Alliance" has the meaning ascribed thereto in Section 7.3(g);

"Key Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule "C" hereto;

"Key Third Party Consents" means those consents, approvals and notices required from any third party to proceed with the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement and in respect of any Contracts of Rimfire or any of its subsidiaries and as set out in Schedule “D” hereto;

"Lands" means all interests in real and immoveable property interests, including licenses, leases, rights of way, surface rights, easements, permits permitting the use of land or other real property interests (but excluding the Rimfire Concessions) which Rimfire or its subsidiaries owns or has an interest in or has an option or other right to acquire, all as indicated in Section 3.1(r) of the Rimfire Disclosure Letter;

"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the TSXV), and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

"Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Locked-up Shareholders" means the officers and directors of Rimfire;

"Material Adverse Effect" means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material adverse to the business, properties, operations, prospects, results of operations or financial condition of Rimfire and its subsidiaries, taken as a whole, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder or communication by Geoinformatics of its plans or intentions with respect to Rimfire and/or any of its subsidiaries; (ii) changes in the U.S., Canadian or Australian economies in general or the Canadian or U.S. securities markets in general; (iii) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (iv) any change in applicable Laws or in the interpretation thereof by any Governmental Entity provided that it does not have a materially disproportionate effect on Rimfire relative to comparable mineral exploration companies; (v) any change in GAAP; (vi) any natural disaster provided that it does not have a materially disproportionate affect on Rimfire relative to comparable mineral exploration companies; (vii) changes affecting the mining industry generally, provided that such changes do not have a materially disproportionate effect on Rimfire relative to comparable mineral exploration companies; (viii) any change in the price of gold, copper or silver; (ix) any change relating to relative currency exchange rates of the currencies in Canada, the US, or Australian; or (x) any decrease in the market price or any decline in the trading volume of Rimfire Shares on the TSXV (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

"material fact" has the meaning ascribed thereto in the Securities Act;

"MD&A" has the meaning ascribed thereto in Section 3.1(j);

"ordinary course of business", "ordinary course of business consistent with past practice", or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

"Outside Date" means September 30, 2009, or such later date as may be agreed to in writing by the Parties;

"Parties" means Rimfire and Geoinformatics, and "Party" means any of them;

"Permit" means any license, permit, certificate, consent, order, grant, approval, classification, registration, flagging or other authorization of and from any Governmental Entity;

"person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"PFIC" means a passive foreign investment company, as such term is defined in the Code;

"Plan of Arrangement" means the plan of arrangement, substantially in the form of Schedule “A”, and any amendments or variations thereto made in accordance with Section 9.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Rimfire and Geoinformatics, each acting reasonably;

"Regulatory Authorities" has the meaning ascribed thereto in Section 3.1(x);

"Regulatory Authorizations" has the meaning ascribed thereto in Section 3.1(x);

"Release" means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

"Returns" means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

"Rimfire Arrangement Resolution" means the special resolution of the Rimfire Shareholders approving the Plan of Arrangement which is to be considered at the Rimfire Meeting and is to be substantially in the form and content of Schedule “B” hereto;

"Rimfire Benefit Plans" has the meaning ascribed thereto in Section 3.1(y)(i);

"Rimfire Board" means the board of directors of Rimfire as the same is constituted from time to time;

"Rimfire Broker Warrants" means the broker warrants to purchase Rimfire Shares pursuant to broker warrant certificates dated July 5, 2007, which expire on July 5, 2009;

"Rimfire Circular" means the notice of the Rimfire Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Rimfire Shareholders in connection with the Rimfire Meeting, as amended, supplemented or otherwise modified from time to time;

"Rimfire Concessions" means any mining concession, mineral claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which Rimfire or its subsidiaries owns or has a right or option to acquire or use, all as indicated in the list set out in Section 3.1(r) of the Rimfire Disclosure Letter;

"Rimfire Convertible Securities" means the Rimfire Options, Rimfire Broker Warrants, Rimfire Warrants and any other agreements existing as of the date of this Agreement which provide for the issuance of Rimfire Shares;

"Rimfire Disclosure Letter" means the disclosure letter executed by Rimfire and delivered to Geoinformatics in connection with the execution of this Agreement;

"Rimfire Exploration Properties" means the properties described in Section 3.1(r) of the Rimfire Disclosure Letter;

"Rimfire Financial Statements" has the meaning ascribed thereto in Section 3.1(j);

"Rimfire Material Contracts" means any contract: (i) if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Rimfire; (ii) under which Rimfire or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection); (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset; (iv) providing for the establishment, organization or formation of any joint ventures; (v) under which Rimfire or any of its subsidiaries is obligated to make or expects to receive payments in excess of $50,000 over the remaining term of the contract; (vi) that limits or restricts Rimfire or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect or (vii) that is otherwise material to Rimfire and its subsidiaries, considered as a whole; and, for greater certainty, includes the Rimfire Material Contracts listed in Section 3.1(s) to the Rimfire Disclosure Letter;

"Rimfire Meeting" means the special meeting of Rimfire Shareholders including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Rimfire Arrangement Resolution;

"Rimfire Options" means an outstanding option to purchase Rimfire Shares issued pursuant to the Rimfire Stock Option Plan, or otherwise;

"Rimfire Public Disclosure Record" means all documents and information required to be filed by Rimfire under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the three years prior to the date hereof;

"Rimfire Shareholders" means the holders of Rimfire Shares;

"Rimfire Shares" means the common shares in the capital of Rimfire, as currently constituted;

"Rimfire Stock Option Plan" means the stock option plan of Rimfire, as originally approved by Rimfire Shareholders on June 20, 2003 and re-approved by Rimfire Shareholders on June 18, 2008;

"Rimfire Voting Agreements" means the voting agreements (including all amendments thereto) between Geoinformatics and the Locked-up Shareholders setting forth the terms and conditions upon which they have agreed to vote their Rimfire Shares (including those issuable on the exercise of Rimfire Convertible Securities) in favour of the Rimfire Arrangement Resolution;

"Rimfire Warrants" means the warrants to purchase Rimfire Shares pursuant to purchase warrant certificates dated July 5, 2007, which expire on July 5, 2009;

"Securities Act" means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Securities Authorities" means the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada;

"Securities Laws" means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Share Exchange Ratio" shall have the meaning ascribed to such term in the Plan of Arrangement;

"Standard Listing Conditions" has the meaning ascribed to such term in Section 6.3.1;

"subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

"Superior Proposal" means any bona fide unsolicited written Acquisition Proposal made after the date of this Agreement (and not obtained in violation of Section 8.2) made by a third party with whom the Party to which it is made (the “Target”) and each of the officers and directors deals at arm’s length to, directly or indirectly, acquire assets that individually or in the aggregate constitute 50% or more of the assets (on a consolidated basis) of the Target or not less than 50% of the common shares of the Target, whether by way of merger, amalgamation, arrangement, share exchange, takeover bid, business combination, or otherwise, that the board of directors of the Target determines in good faith after consultation with its financial advisors and outside legal counsel: (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) is not subject to any extraordinary due diligence condition(s); (iii) is fully financed or is reasonably capable of being fully financed; (iv) that is offered or made to all shareholders in Canada and the United States of Target on the same terms; and (v) would in the option of the board of directors of Target acting in good faith if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to the shareholders of the Target, from a financial point of view, than the terms of this Arrangement, after taking into account any change to the Arrangement proposed pursuant to Section 8.3;

"Tax Act" means the Income Tax Act (Canada), as amended from time to time;

"Taxes" means any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers' compensation, Canada, British Columbia and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not;

"Termination Fee" has the meaning ascribed thereto in Section 8.4.3;

"Termination Fee Event" has the meaning ascribed thereto in Section 8.4.4;

"TSXV" means the TSX Venture Exchange;

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended from time to time; and

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended  from time to time.

1.2

Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3

Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4

Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5

Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.6

Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Rimfire shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Rimfire required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7

Knowledge

In this Agreement, references to "the knowledge of Rimfire" means the actual knowledge of Jason Weber, in his capacity as President and Chief Executive Officer of Rimfire, Dorothy Miller, in her capacity as the Chief Financial Officer of Rimfire, and Mark E. Baknes, in his capacity as Vice President Exploration of Rimfire, after due enquiry within Rimfire and its subsidiaries and as otherwise may be required.  References to “the knowledge of Geoinformatics” means the actual knowledge of Rosie Moore, in her capacity as the Chief Executive Officer of Geoinformatics, Petra Decher, in her capacity as the Chief Financial Officer of Geoinformatics, and Darren Holden, in his capacity as the Chief Operating Officer of Geoinformatics, after due enquiry within Geoinformatics and its subsidiaries and as otherwise may be required.

1.8

Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule "A"

-

Plan of Arrangement

Schedule "B"

-

Rimfire Arrangement Resolution

Schedule "C"

-

Key Regulatory Approvals

Schedule "D"

-

Key Third Party Consents

ARTICLE 2

THE ARRANGEMENT

2.1

Arrangement

Rimfire and Geoinformatics agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. Upon completion of the Arrangement:

(a)

each of the outstanding Rimfire Shares (excluding Rimfire Shares held by Dissenting Rimfire Shareholders who are ultimately determined to be entitled to be paid the fair value of the Rimfire Shares in respect of which they have exercised their Dissent Rights in accordance with the Plan of Arrangement and any Rimfire Shares held, directly or indirectly, by Geoinformatics immediately prior to the Effective Time) will be and be deemed to be irrevocably transferred to Geoinformatics, after giving effect to the Geoinformatics Share Consolidation, in exchange for 0.87 of a Geoinformatics Share; and

(b)

each of the outstanding Rimfire Options will be and be deemed to be irrevocably transferred to Geoinformatics in exchange for a Converted Geoinformatics Option (as such term is defined in the Plan of Arrangement) in the manner set out in the Plan of Arrangement.

The Parties agree that it is intended the Arrangement will be carried out in such manner as to ensure that all Geoinformatics Shares and Converted Geoinformatics Options issued on completion of the Arrangement to Rimfire Shareholders and holders of Rimfire Convertible Securities, as the case may be, will be issued by Geoinformatics in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act.

2.2

Court Orders

(a)

Rimfire shall apply to the Court, in a manner acceptable to Geoinformatics, acting reasonably, pursuant to Section 291 of the BCBCA for the Interim Order and the Final Order as follows:

(i)

As soon as reasonably practicable, following the date of execution of this Agreement, Rimfire shall file, proceed with and diligently prosecute an application to the Court for the Interim Order which shall provide, among other things:

(A)

for the class of persons to whom notice is to be provided in respect of the Arrangement and the Rimfire Meeting and for the manner in which such notice is to be provided;

(B)

that the requisite approval for the Rimfire Arrangement Resolution shall be 66 2/3% of the votes cast on the Rimfire Arrangement Resolution by the holders of Rimfire Shares present in person or by proxy at the Rimfire Meeting (the "Rimfire Shareholder Approval");

(C)

that in all other respects, the terms, conditions and restrictions of the Rimfire constating documents, including quorum requirements and other matters, shall apply in respect of the Rimfire Meeting;

(D)

for the grant of Dissent Rights to the Rimfire Shareholders who are registered holders of Rimfire Shares;

(E)

for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(F)

that the Rimfire Meeting may be adjourned from time to time by management of Rimfire with the consent of Geoinformatics without the need for additional approval of the Court;

(G)

that the record date for Rimfire Shareholders entitled to notice of and to vote at the Rimfire Meeting will not change in respect of any adjournment(s) of the Rimfire Meeting; and

(H)

that it is the intention of the Parties to rely upon Section 3(a)(10) of the U.S. Securities Act to implement the transactions contemplated hereby in respect of the Rimfire Shareholders and holders of Rimfire Options who are resident in the United States; and

(ii)

subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

2.3

Rimfire Meeting

(a)

Subject to the terms of this Agreement, Rimfire agrees to convene and conduct the Rimfire Meeting in accordance with the Interim Order, Rimfire's notice of articles and articles and applicable Law on or before July 31, 2009 or as soon as reasonably practicable thereafter.

(b)

Subject to the terms of this Agreement, Rimfire will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Rimfire Arrangement Resolution, including, if considered advisable by Rimfire following consultation with Geoinformatics, using proxy solicitation services.

(c)

Rimfire will advise Geoinformatics as Geoinformatics may reasonably request, and at least on a daily basis on each of the last 10 business days prior to the date of the Rimfire Meeting, as to the aggregate tally of the proxies received by Rimfire in respect of the Rimfire Arrangement Resolution.

(d)

Rimfire will promptly advise Geoinformatics of any written notice of dissent or purported exercise by any Rimfire Shareholder of Dissent Rights received by Rimfire in relation to the Rimfire Arrangement Resolution and any withdrawal of Dissent Rights received by Rimfire and, subject to applicable Law, any written communications sent by or on behalf of Rimfire to any Rimfire Shareholder exercising or purporting to exercise Dissent Rights in relation to the Rimfire Arrangement Resolution.

(e)

Upon receipt by Rimfire from Geoinformatics of all necessary documents required to be executed by it, Rimfire will use its commercially reasonable efforts to prepare or cause to be prepared and provide to Geoinformatics lists of the holders of all classes and series of securities of Rimfire, including lists of the Rimfire Shareholders and the holders of

Rimfire Options, Rimfire Broker Warrants and Rimfire Warrants, as well as a security position listing from each depositary of its securities, including CDS Clearing and Depositary Services Inc. and The Depository Trust Company, within five business days after the date hereof and will obtain and deliver to Geoinformatics thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(f)

As soon as reasonably practicable and in any event not later than June 30, 2009, Rimfire will convene a meeting of the Rimfire Board to approve the Rimfire Circular.

2.4

Rimfire Circular

(a)

Rimfire shall prepare the Rimfire Circular in compliance with the Securities Laws and file on a timely basis, and in any event on or before June  30, 2009 or such other date as Geoinformatics and Rimfire may agree, the Rimfire Circular with respect to the Rimfire Meeting in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and containing sufficient detail to enable securityholders to form a reasoned judgment concerning the Arrangement and, subject to Section 2.4(c) below, containing full, true and plain disclosure of all material facts relating to the Geoinformatics Shares.  Without limiting the generality of the foregoing, Rimfire shall, in consultation with Geoinformatics, use all commercially reasonable efforts to abridge the timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, as provided in Section 2.20 thereof (it being agreed that such efforts shall not necessarily include the making of an application for a waiver or exemption from such National Instrument).

(b)

Rimfire shall ensure that the Rimfire Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Rimfire Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to Geoinformatics and its affiliates, including Geoinformatics Shares) and shall provide Rimfire Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Rimfire Meeting and to allow Geoinformatics to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Geoinformatics Shares in exchange for Rimfire Shares pursuant to the transactions described herein. Subject to Section 8.2, the Rimfire Circular will include the unanimous recommendation of the Rimfire Board that Rimfire Shareholders vote in favour of the Rimfire Arrangement Resolution, and a statement that each director of Rimfire intends to vote all of such director's Rimfire Shares (including any Rimfire Shares issued upon the exercise of any Rimfire Options) in favour of the Rimfire Arrangement Resolution, subject to the other terms of this Agreement and the Voting Agreements. The terms of the Rimfire Circular shall comply with the terms of this Agreement.

(c)

Geoinformatics will furnish to Rimfire all such information regarding Geoinformatics, its affiliates and the Geoinformatics Shares, as may be reasonably required by Rimfire (including, as required by Section 14.2 of Form 51-102 F5) in the preparation of the Rimfire Circular and other documents related thereto. Geoinformatics shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons (as defined in National Instrument 43-101) and its auditors to the use of any financial or technical information required to be included in the Rimfire Circular.  Geoinformatics shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Rimfire Circular in order to make any information so furnished or any information concerning Geoinformatics not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning Geoinformatics.

(d)

Geoinformatics and its legal counsel shall be given a reasonable opportunity to review and comment on the Rimfire Circular, prior to the Rimfire Circular being printed, mailed to Rimfire Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Geoinformatics and its counsel, provided that all information relating solely to Geoinformatics included in the Rimfire Circular shall be in form and content satisfactory to Geoinformatics, acting reasonably. Rimfire shall provide Geoinformatics with a final copy of the Rimfire Circular prior to the mailing to the Rimfire Shareholders.

(e)

Rimfire and Geoinformatics shall each promptly notify each other if at any time before the Effective Date it becomes aware (in the case of Rimfire only with respect to Rimfire and in the case of Geoinformatics only with respect to Geoinformatics) that the Rimfire Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Rimfire Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Rimfire Circular, as required or appropriate, and Rimfire shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Rimfire Circular to Rimfire Shareholders and holders of Rimfire Options and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

2.5

Final Order

If (i) the Interim Order is obtained, (ii) the Rimfire Arrangement Resolution is passed at the Rimfire Meeting by Rimfire Shareholders as provided for in the Interim Order and as required by applicable Law, and (iii) the Key Regulatory Approvals are obtained, and subject to the terms of this Agreement, Rimfire shall as soon as reasonably practicable thereafter and in any event within three business days thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA.

2.6

Court Proceedings

Subject to the terms of this Agreement, Geoinformatics will cooperate with, assist and consent to Rimfire seeking the Interim Order and the Final Order, including by providing Rimfire on a timely basis any information required to be supplied by Geoinformatics in connection therewith. Rimfire will provide legal counsel to Geoinformatics with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Rimfire will also provide legal counsel to Geoinformatics on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Rimfire or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom.  Subject to applicable Law, Rimfire will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Geoinformatics' prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Geoinformatics to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Geoinformatics' obligations set forth in any such filed or served materials or under this Agreement.

2.7

Effect on the Arrangement and Effective Date

Subject to the satisfaction or, where not prohibited and subject to applicable Law, the waiver of the conditions set forth in Article 7 by the applicable Party for whose benefit such conditions exist (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist), upon the Rimfire Arrangement Resolution having been approved and adopted by the Rimfire Shareholders and holders of Rimfire Options at the Rimfire Meeting, in accordance with the Interim Order and Rimfire obtaining the Final Order, the Arrangement shall be effective at the Effective Time on the Effective Date; provided that if such date would otherwise fall on a date that is less than five Business Days prior to the end of a calendar month, the Effective Date shall be the last Business Day of such month unless otherwise agreed by the parties.

2.8

Payment of Consideration

Geoinformatics will, following receipt of the Final Order and prior to the Effective Time, ensure that the Depositary has been provided with Geoinformatics Shares in escrow to pay the aggregate Geoinformatics Shares to be issued as part of the Consideration pursuant to the Arrangement.  Following the Effective Time, Geoinformatics shall take all steps required to fulfill the obligations of Rimfire to deliver Geoinformatics Shares on any exercise of Rimfire Convertible Securities in accordance with the terms of such Rimfire Convertible Securities.

2.9

Preparation of Filings

Geoinformatics and Rimfire shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.10

Announcement and Shareholder Communications

Geoinformatics and Rimfire shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Geoinformatics and Rimfire, the text and timing of each such announcement to be approved by Geoinformatics and Rimfire in advance, acting reasonably. Geoinformatics and Rimfire agree to co-operate in the preparation of presentations, if any, to Rimfire Shareholders and/or the Geoinformatics Shareholders regarding the Plan of Arrangement, and no Party shall (i) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed) or (ii) make any filing with any Governmental Entity or with the TSXV with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.11

Withholding Taxes

Geoinformatics, Rimfire and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any former Rimfire Shareholder such amounts as Geoinformatics, Rimfire or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes.  To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.12

U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and this Agreement is intended to be a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the Code.  Each party hereto shall treat the Arrangement as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and shall treat this Agreement as a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the Code, and will not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a "determination" within the meaning of Section 1313 of the Code that such treatment is not correct.  Each party hereto shall act in a manner that is consistent with the parties' intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes. However, Geoinformatics makes no representation or warranty to Rimfire, any Rimfire Shareholder or any holder of Rimfire Convertible Securities (including without limitation any holder of Rimfire Options) regarding the U.S. Federal income tax consequences of the Arrangement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF RIMFIRE

3.1

Representations and Warranties

Each of the representations and warranties of Rimfire set forth in this Section 3.1 is qualified and made subject to the disclosures made in the Rimfire Disclosure Letter.  Rimfire hereby represents and warrants to and in favour of Geoinformatics as follows, and acknowledges that Geoinformatics is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Board Approval.  As of the date hereof, the Rimfire Board, after consultation with its financial and legal advisors, has determined unanimously that the Plan of Arrangement is fair to the Rimfire Shareholders and is in the best interests of Rimfire and has resolved unanimously to recommend to the Rimfire Shareholders that they vote in favour of the Rimfire Arrangement Resolution.  The Rimfire Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b)

Fairness Opinion. The Rimfire Board has received oral confirmation that it will receive an opinion from Research Capital Corporation, the financial advisor to the Rimfire Board, to the effect that, as of the date of such opinion, subject to the assumptions and limitations set out therein, the consideration to be received by the Rimfire Shareholders (other than Geoinformatics and its affiliates) in connection with the transactions contemplated by this Agreement is fair, from a financial point of view, to such Rimfire Shareholders (other than Geoinformatics and its affiliates).

(c)

Organization and Qualification. Rimfire and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted.  Rimfire and each of its subsidiaries: (a) has all material Permits necessary to conduct its business substantially as now conducted as disclosed in the Rimfire Public Disclosure Record (in the case of Permits relating to the Rimfire Concessions, except where the failure to hold such Permits would not, individually or in the aggregate, have a Material Adverse Effect on Rimfire or its subsidiaries); and (b) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary.

(d)

Authority Relative to this Agreement.  Rimfire has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Rimfire and the performance by Rimfire of its obligations under this Agreement have been duly authorized by the Rimfire Board and no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement pursuant to the Plan of Arrangement. This Agreement has been duly executed and delivered by Rimfire and constitutes a legal, valid and binding obligation of Rimfire, enforceable against Rimfire in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)

No Violations.  Neither the authorization, execution and delivery of this Agreement by Rimfire nor the completion of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement, nor the performance of its obligations thereunder, nor compliance by Rimfire with any of the provisions hereof will: (1) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, except in respect of the Key Third Party Consents, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the material properties or assets of Rimfire or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Rimfire or any of its subsidiaries, under any of the terms, conditions or provisions of: (A) their respective articles, charters or by-laws or other comparable organizational documents; or (B) any Permit or Rimfire Material Contract to which Rimfire or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Rimfire or any of its subsidiaries is bound; or (2) subject to obtaining the Key Regulatory Approvals, (x) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Rimfire or any of its subsidiaries or any of their respective properties or assets; or (y) cause the suspension or revocation of any Permit currently in effect in regard of Rimfire or any of its subsidiaries. The authorization of this Agreement, the execution and delivery by Rimfire of this Agreement and the performance by it of its obligations under this Agreement, and the consummation by Rimfire of the Arrangement, will not give rise to any rights of first refusal or trigger any change in control provisions or any restrictions, obligations, consent requirements,  rights or limitation under any note, bond, mortgage, Rimfire Material Contract, Permit or otherwise, or result in the imposition of any encumbrance, charge or Lien upon any of Rimfire's assets or the assets of any of its subsidiaries; or result in the imposition of any Liens upon any assets of Rimfire or any of its subsidiaries. The Key Third Party Consents listed in Schedule “D” are the only consents, approvals and notices required from any third party under any Rimfire Material Contract in order for Rimfire and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(f)

Capitalization.  The authorized share capital of Rimfire consists of an unlimited number of Rimfire Shares. As of the close of business on June 10, 2009, there were issued and outstanding 25,707,251 Rimfire Shares. As of the close of business on June 10, 2009, an aggregate of up to 5,355,292 Rimfire Shares are issuable upon the exercise of 2,315,000 Rimfire Options, 139,080 Rimfire Broker Warrants and 2,901,212 Rimfire Warrants, and, except as disclosed in Section 3.1(f) of the Rimfire Disclosure Letter, there are, no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Rimfire of any securities of Rimfire (including Rimfire Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Rimfire (including Rimfire Shares) or subsidiaries of Rimfire.  All outstanding Rimfire Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Rimfire Shares issuable upon the exercise of Rimfire Convertible Securities in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Rimfire (including the Rimfire Shares, Rimfire Options, Rimfire Broker Warrants and Rimfire Warrants) have been issued in compliance with all applicable Laws and Securities Laws.  Other than the Rimfire Shares and Rimfire Convertible Securities, there are no securities of Rimfire or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Rimfire Shareholders on any matter.  There are no outstanding contractual or other obligations of Rimfire or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Rimfire or any of its subsidiaries having the right to vote with the holders of the outstanding Rimfire Shares on any matters.

(g)

Reporting Status and Securities Laws Matters.  Rimfire is a "reporting issuer" and not on the list of reporting issuers in default under applicable Canadian provincial securities laws in each of the Provinces of British Columbia and Alberta.  No delisting, suspension of trading in or cease trading order with respect to any securities of Rimfire and, to the knowledge of Rimfire, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Rimfire, expected to be implemented or undertaken.

(h)

Ownership of Subsidiaries and Other Equity Interests.  Section 3.1(h) of the Rimfire Disclosure Letter includes: (i) complete and accurate lists of all subsidiaries owned, directly or indirectly, by Rimfire, each of which is wholly-owned; and (ii) a complete and accurate list of all equity or voting interests in any other companies or entities, in either case which are beneficially owned and/or controlled, directly or indirectly, by Rimfire.  All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Rimfire are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Rimfire are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Rimfire, except as disclosed in Section 3.1(h) of the Rimfire Disclosure Letter. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Rimfire to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. Except as otherwise disclosed in Section 3.1(h) of the Rimfire Disclosure Letter there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Rimfire. All ownership interests of Rimfire and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties.

(i)

Public Filings.  Rimfire has filed all documents in the Rimfire Public Disclosure Record required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the TSXV. All such documents and information comprising the Rimfire Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) were accurate and complete and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Rimfire Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the TSXV. Rimfire has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential.

(j)

Rimfire Financial Statements.  Rimfire's audited financial statements as at and for the years ended January 31, 2009, 2008 and 2007 (including the notes thereto and related management's discussion and analysis ("MD&A") (collectively, the "Rimfire Financial

Statements") were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Rimfire's independent auditors, or (B) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Rimfire and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Rimfire and its subsidiaries on a consolidated basis.  There has been no material change in Rimfire's accounting policies, except as described in the notes to the Rimfire Financial Statements, since January 31, 2009.

(k)

Internal Controls and Financial Reporting. Rimfire (i) has designed disclosure controls and procedures to provide reasonable assurance that material information relating to Rimfire, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Rimfire by others within those entities, particularly during the periods in which filings are being prepared; and (ii) has designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(l)

Books and Records.  The financial books, records and accounts of Rimfire and its subsidiaries, in all material respects: (i) have, other than in the case of the Rimfire subsidiaries incorporated under the laws of Alaska, Nevada and Australia, been maintained in accordance with applicable Canadian Law; (ii) have, in the case of the Rimfire subsidiaries incorporated under the laws of Alaska, Nevada and Australia, been maintained in accordance with generally accepted accounting principals in Alaska, Nevada and Australia, as applicable; and (iii) in each case are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Rimfire and its subsidiaries; and (iv) accurately and fairly reflect the basis for the Rimfire Financial Statements.

(m)

Minute Books.  The minute books of each of Rimfire and its subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders.

(n)

No Undisclosed Liabilities.  Rimfire and its subsidiaries have no outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Rimfire Financial Statements or the Rimfire Public Disclosure Record or incurred in the ordinary course of business since the date of the most recent Financial Statements of Rimfire filed on SEDAR.

(o)

No Material Change.  Since January 31, 2009, except as disclosed in the Rimfire Public Disclosure Record, there has been no material change in respect of Rimfire and its subsidiaries taken as a whole, and the debt, business and material property of Rimfire and its subsidiaries conform in all respects to the description thereof contained in the Rimfire

Public Disclosure Record; and there has been no dividend or distribution of any kind declared, paid or made by Rimfire on any Rimfire Shares.

(p)

Litigation.  There are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Rimfire, threatened affecting Rimfire or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Rimfire nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(q)

Taxes.  Rimfire and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects:

(i)

Rimfire and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments.

(ii)

Except as provided for in the Rimfire Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Rimfire or any of its subsidiaries, and neither Rimfire nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Rimfire, threatened against Rimfire or any of its subsidiaries or any of their respective assets, that would reasonably be expected to have a Material Adverse Effect.

(iii)

No claim has been made by any Governmental Entity in a jurisdiction where Rimfire and any of its subsidiaries does not file Returns that Rimfire or any of its subsidiaries is or may be subject to Tax by that jurisdiction.

(iv)

There are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Rimfire or any of its subsidiaries.

(v)

There has been no (i) tax ruling obtained, (ii) material correspondence between Rimfire or its subsidiaries with any tax authority, (iii) tax related objection filed by or on behalf of Rimfire or its subsidiaries, (iv) formal or informal opinions or views expressed by a tax advisor of Rimfire or its subsidiaries, nor (v) documentation relating to any position taken or election made by Rimfire or one of its subsidiaries, in respect of any tax related matter involving Rimfire and/or any of its subsidiaries.

(vi)

Rimfire and each of its subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(vii)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Rimfire or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(viii)

Rimfire and each of its subsidiaries have given to Geoinformatics true, correct and complete copies of all their income, sales and capital Tax returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired, there are no omissions in the foregoing.

(ix)

The Rimfire Shares are listed on a "recognized stock exchange" as defined by the Tax Act.

(r)

Property.

(i)

The Rimfire Concessions are the only mining concessions, claims, leases, licenses, permits or other rights to explore for, exploit, develop, mine or produce minerals that are required to develop the Rimfire Exploration Properties.

(ii)

Each Rimfire Concession is in good standing and each Rimfire Concession and all of the Lands are held by Rimfire or its subsidiaries free and clear of all Liens.  The Rimfire Disclosure Letter sets out an up to date, true and accurate list in all material respects of (i) the interests of Rimfire and its subsidiaries in each of the Rimfire Concessions and Lands; and (ii) the agreement or document pursuant to which such Rimfire Concessions and Lands were acquired by Rimfire or its subsidiaries identified in the Rimfire Disclosure Letter is lawfully authorized to hold the interests in the Rimfire Concessions and the Lands set out therein.

(iii)

Applying customary standards in the mining industry in Canada, the United States and Australia, as applicable, except where such would not result in a Material Adverse Effect on Rimfire:

(A)

each Rimfire Concession has been properly located and recorded in compliance with applicable Laws and are comprised of valid and subsisting mineral claims in each case in all material respects;

(B)

any and all assessment work required to be performed and filed under the Rimfire Concessions has been performed and filed;

(C)

any and all Taxes and other payments required to be paid in respect of the Rimfire Concessions and the Lands have been paid;

(D)

any and all filings required to be filed in respect of the Rimfire Concessions and the Lands have been filed;

(E)

Rimfire or its subsidiaries have the exclusive right to deal with the Rimfire Concessions and the Lands;

(F)

no other person has any material interest in the Rimfire Concessions or the Lands or any right to acquire any such interest;

(G)

there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect Rimfire's or its subsidiaries' interests in the Rimfire Concessions or the Lands; and

(H)

neither Rimfire nor its subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Rimfire's or its subsidiaries' interests in the Rimfire Concessions.

(iv)

Rimfire has provided Geoinformatics with access to full and complete copies of all exploration information and data within the possession or control of Rimfire and its subsidiaries, including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Rimfire Concessions, the Lands or the Rimfire Exploration Properties and Rimfire has the right, title, ownership and right to use all such information, data reports and studies.

(v)

All work and activities carried out on the Rimfire Concessions and the Lands by Rimfire or its subsidiaries or, to the knowledge of Rimfire and its subsidiaries, by any other person appointed by Rimfire or its subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Rimfire nor its subsidiaries, nor, to the knowledge of Rimfire and its subsidiaries, any other person, has received any notice of any material breach of any such applicable Laws.

(vi)

Each of the Rimfire Exploration Properties is either wholly owned by Rimfire directly or through a subsidiary, or held under contractual interests or rights pursuant to a Contract.

(vii)

Rimfire and its subsidiaries have made full disclosure to Geoinformatics of all material facts of which each of Rimfire and its subsidiaries has knowledge relating to the Rimfire Concessions, the Lands and the Rimfire Exploration Properties.

(s)

Contracts. Section 3.1 (s) of the Rimfire Disclosure Letter includes a complete and accurate list of all the Rimfire Material Contracts to which Rimfire or any of its subsidiaries is a party.  All the Rimfire Material Contracts are in full force and effect, and Rimfire or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof.  Rimfire has made available to Geoinformatics for inspection true and completed copies of all the Rimfire Material Contracts.  All of the Rimfire Material Contracts are valid and binding obligations of Rimfire enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.  Rimfire and its subsidiaries have complied in all material respects with all terms of such Rimfire Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of Rimfire or any of its subsidiaries or, to the knowledge of Rimfire or any of its subsidiaries, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Rimfire Material Contracts.  As at the date hereof, neither Rimfire nor any of its subsidiaries has received written notice that any party to a Rimfire Material Contract intends to cancel, terminate or otherwise modify or not renew such Rimfire Material Contract, and to the knowledge of Rimfire, no such action has been threatened.  Neither Rimfire nor any of its subsidiaries is a party to any Rimfire Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Rimfire or any of its subsidiaries.

(t)

Permits.  Rimfire and each of its subsidiaries has obtained and is in compliance with all material Permits required by applicable Laws, necessary to conduct the current business they are now conducting (which, for greater certainty, includes the exploration for and exploitation of mineral deposits) and, in the case of Permits relating to the Rimfire Concessions, the failure of which will result in a Material Adverse Effect on Rimfire.  None of Rimfire or any of its subsidiaries has knowledge of any facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such material Permits as are necessary to conduct its business as it is proposed to be conducted.

(u)

HSR Act.  As determined in accordance with the HSR Act and regulations thereunder Rimfire and all entities controlled by Rimfire: (i) do not hold U.S. assets located in the United States having an aggregate fair market value in excess of US $65.2 million; and (ii) did not have aggregate sales in or into the United States in excess of US $65.2 million in Rimfire's most recent fiscal year.

(v)

Environmental Matters.  Each of Rimfire and Rimfire's subsidiaries and their respective businesses, operations, and properties:

(i)

is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)

has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)

(i) is not a party to any litigation or administrative proceeding, nor so far as it knows is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, (ii) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable Environmental Laws; and (iii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)

is not involved in operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Material, that would reasonably be expected to result in any Environmental Liabilities.

(w)

Mineral Reserves and Resources.  Rimfire has not disclosed any proven and probable mineral reserves or indicated, measured and inferred mineral resources in the Rimfire Public Disclosure Record.

(x)

Regulatory.

(i)

Rimfire and its subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over Rimfire or its subsidiaries or their respective activities (collectively, the "Regulatory Authorities"); and

(ii)

Rimfire and its subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, permits, authorizations, approvals registrations and consents of the Regulatory Authorities (the "Regulatory Authorizations") in all material respects and have made all requisite material declarations and filings with the Regulatory Authorities. Rimfire and its subsidiaries have not received any written notices or other correspondence from the Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Rimfire or its subsidiaries to operate their respective businesses.

(y)

Employee Benefits.

(i)

Rimfire and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon Rimfire or such subsidiary or in respect of which Rimfire or any of its subsidiaries has any actual or potential liability (collectively, the "Rimfire Benefit Plans") and with all applicable Laws and collective bargaining agreements relating thereto.

(ii)

Section 3.1 (y) of the Rimfire Disclosure Letter sets forth a complete list of the Rimfire Benefit Plans. Current and complete copies of all written Rimfire Benefit Plans as amended to date or, where oral, written summaries of the terms thereof, and all booklets and communications concerning the Rimfire Benefit Plans which have been provided to persons entitled to benefits under the Rimfire Benefit Plans have been delivered or made available to Geoinformatics together with copies of all material documents relating to the Rimfire Benefit Plans.

(iii)

Each Rimfire Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Rimfire Benefit Plan (including the terms of any documents in respect of such Rimfire Benefit Plan), all applicable Laws and any collective bargaining agreement relating thereto.

(iv)

All obligations of Rimfire or any of its subsidiaries regarding the Rimfire Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Rimfire Benefit Plans by Rimfire or its subsidiaries except as disclosed in Section 3.1(y) of the Rimfire Disclosure Letter. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Rimfire Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws except as disclosed in Section 3.1(y) of the Rimfire Disclosure Letter.

(v)

Each Rimfire Benefit Plan is insured or funded in compliance with the terms of such Rimfire Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Rimfire or any of its subsidiaries from any such Governmental Entities.

(vi)

To the knowledge of Rimfire, (i) no Rimfire Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and (ii) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Rimfire Benefit Plan required to be registered or qualified.

(vii)

Rimfire and its subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Rimfire Benefit Plan or to improve or change the benefits provided under any Rimfire Benefit Plan.

(viii)

There is no entity other than Rimfire and any of its subsidiaries participating in any Rimfire Benefit Plan.

(ix)

None of the Rimfire Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees and where there are such Rimfire Benefit Plan, each such Rimfire Benefit Plan may be amended or terminated at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(x)

Neither the execution and delivery of this Agreement by Rimfire nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Rimfire with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Rimfire or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting, under any Rimfire Benefit Plan or restriction held in connection with a Rimfire Benefit Plan.

(xi)

All data necessary to administer each Rimfire Benefit Plan is in the possession of Rimfire or its subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Rimfire Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.

(z)

Labour and Employment.

(i)

Section 3.1(z) of the Disclosure Letter sets forth a complete list of all employees of Rimfire and any of its subsidiaries, together with their titles, service dates and material terms of employment, including current wages, salaries or hourly rate of pay, and bonus (whether monetary or otherwise).  Except as disclosed in Section 3.1(z)(i) of the Rimfire Disclosure Letter, no such employee is on long-term disability leave, extended absence or worker's compensation leave. As at the date hereof, none of the employees of Rimfire or its subsidiaries has indicated an intention to resign their employment. All current assessments under applicable workers compensation legislation in relation to the employees listed in Section 3.1(z)(i) of the Rimfire Disclosure Letter have been paid or accrued by Rimfire and its subsidiaries, as applicable, and Rimfire and its subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)

Except for those written employment contracts with salaried employees of Rimfire and any of its subsidiaries identified in Section 3.1(z)(i) of the Rimfire Disclosure Letter, there are no written contracts of employment entered into with any such employees or any oral contracts of employment. Except for those agreements or provisions described in Section 3.1(z)(i) of the Rimfire Disclosure Letter, no employee of Rimfire or any of its subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Arrangement or the termination or resignation of such employee following completion of the Arrangement.

(iii)

Neither Rimfire nor any of its subsidiaries is party to any collective agreements, either directly or by operation of law, with any trade union or association which may qualify as a trade union.  There are no outstanding or, to the knowledge of Rimfire, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Rimfire or any of its subsidiaries. There are no threatened or apparent union organizing activities involving employees of Rimfire or any of its subsidiaries.

(aa)

Compliance with Laws.  Rimfire and its subsidiaries have complied in all material respects with and are not in violation of any applicable Laws, other than any non-compliance which would, individually or in the aggregate, not have a Material Adverse Effect on Rimfire.

(bb)

Absence of Cease Trade Orders.  No order ceasing or suspending trading in the Rimfire Shares (or any of them) or any other securities of Rimfire is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Rimfire, are pending, contemplated or threatened.

(cc)

Related Party Transactions.  Except as contemplated hereby or as disclosed in Section 3.1(cc) of the Rimfire Disclosure Letter, there are no Contracts or other transactions currently in place between Rimfire or any of its subsidiaries, on the one hand, and: (i) to the knowledge of Rimfire, any officer or director of Rimfire or any of its subsidiaries; (ii) to the knowledge of Rimfire, any holder of record or, to the knowledge of Rimfire, beneficial owner of 10% or more of the Rimfire Shares; and (iii) to the knowledge of Rimfire, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(dd)

Expropriation.  No part of the property or assets of Rimfire or any of its subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does Rimfire or any of its subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(ee)

Registration Rights.  No Rimfire Shareholder has any right to compel Rimfire to register or otherwise qualify the Rimfire Shares (or any of them) for public sale or distribution.

(ff)

Rights of Other Persons.  Other than as disclosed in Section 3.1(ff) of the Rimfire Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the Rimfire Material Contracts or the material properties or assets owned by Rimfire or any of its subsidiaries, or any part thereof.

(gg)

Restrictions on Business Activities.  There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Rimfire or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted.

(hh)

Brokers.  Except as set out in Section 3.1(hh) of the Rimfire Disclosure Letter, no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Rimfire, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Section 3.1(hh) to the Disclosure Letter.

(ii)

Fees and Expenses.  Section 3.1(hh) of the Disclosure Letter sets forth (A) the amount of fees and expenses reasonably attributable to this Agreement and the transactions contemplated hereby that Rimfire has incurred to date and expects to incur by the Effective Date (other than the fees and expenses payable to those brokers identified to Geoinformatics in Section 3.1(hh) of the Disclosure Letter and (B) the amount of such fees and expenses that has been paid to date.

(jj)

Insurance.  As of the date hereof, Rimfire and its subsidiaries have such policies of insurance as are listed in Section 3.1(jj) of the Rimfire Disclosure Letter.  All insurance maintained by Rimfire or any of its subsidiaries is in full force and effect and in good standing and neither Rimfire nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Rimfire or any of its subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Rimfire or any of its subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect.

(kk)

United States Securities Laws.

(i)

Rimfire is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)

securities of Rimfire are registered under Section 12 of the U.S. Exchange Act, and Rimfire is required to file reports under Section 13 or Section 15(d) of the U.S. Exchange Act;

(iii)

Rimfire is not an "investment company" as defined in the United States Investment Company Act of 1940, as amended; and

(iv)

Rimfire is a PFIC.

3.2

Survival of Representations and Warranties

The representations and warranties of Rimfire contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

GEOINFORMATICS SHAREHOLDER APPROVALS

4.1

Geoinformatics Meeting

(a)

Subject to the terms of this Agreement, Geoinformatics agrees to convene and conduct the Geoinformatics Meeting on or before July 31, 2009 or as soon as reasonably practicable thereafter.

(b)

Subject to the terms of this Agreement, Geoinformatics will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Geoinformatics Resolutions.

(c)

Geoinformatics will advise Rimfire as Rimfire may reasonably request, and at least on a daily basis on each of the last 10 business days prior to the date of the Geoinformatics Meeting, as to the aggregate tally of the proxies received by Geoinformatics in respect of the Geoinformatics Resolutions.

(d)

Upon receipt by Geoinformatics from Rimfire of all necessary documents required to be executed by it, Geoinformatics will use its commercially reasonable efforts to prepare or cause to be prepared and provide to Rimfire lists of the holders of all classes and series of securities of Geoinformatics, including lists of the Geoinformatics Shareholders and the holders of Geoinformatics Options, as well as a security position listing from each depositary of its securities, including CDS Clearing and Depositary Services Inc. and The Depository Trust Company, within five business days after the date hereof and will obtain and deliver to Rimfire thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(e)

As soon as reasonably practicable and in any event not later than June 30, 2009, Geoinformatics will convene a meeting of the Geoinformatics Board to approve the Geoinformatics Circular.

4.2

Geoinformatics Circular

(a)

Geoinformatics shall prepare the Geoinformatics Circular in compliance with the Securities Laws and file on a timely basis, and in any event on or before June  30, 2009 or such other date as Geoinformatics and Rimfire may agree, the Geoinformatics Circular with respect to the Geoinformatics Meeting in all jurisdictions where the same is required to be filed and mail the same as required in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and containing sufficient detail to enable securityholders to form a reasoned judgment concerning the Geoinformatics Resolutions.  Without limiting the generality of the foregoing, Geoinformatics shall, in consultation with Rimfire, use all commercially reasonable efforts to abridge the timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, as provided in Section 2.20 thereof (it being agreed that such efforts shall not necessarily include the making of an application for a waiver or exemption from such National Instrument).

(b)

Geoinformatics shall ensure that the Geoinformatics Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Geoinformatics Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to Rimfire and its affiliates, including Rimfire Shares) and shall provide Geoinformatics Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Geoinformatics Meeting. Subject to Section 8.2, the Geoinformatics Circular will include the unanimous recommendation of the Geoinformatics Board that Geoinformatics Shareholders vote in favour of the Geoinformatics Resolutions, and a statement that each director of Geoinformatics and Geologic intends to vote all of such director's Geoinformatics Shares, as applicable, (including any Geoinformatics Shares issued upon the exercise of any Geoinformatics Options) in favour of the above noted resolutions, subject to the other terms of this Agreement and the Voting Agreements. The terms of the Geoinformatics Circular shall comply with the terms of this Agreement.

(c)

Rimfire will furnish to Geoinformatics all such information regarding Rimfire, its affiliates and the Rimfire Shares, as may be reasonably required by Geoinformatics (including, as required by Section 14.2 of Form 51-102 F5) in the preparation of the Geoinformatics Circular and other documents related thereto. Rimfire shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons (as defined in National Instrument 43-101) and its auditors to the use of any financial or technical information required to be included in the Geoinformatics Circular.  Rimfire shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Geoinformatics Circular in order to make any information so furnished or any information concerning Rimfire not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning Rimfire.

(d)

Rimfire and its legal counsel shall be given a reasonable opportunity to review and comment on the Geoinformatics Circular, prior to the Geoinformatics Circular being printed, mailed to Geoinformatics Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Rimfire and its counsel, provided that all information relating solely to Rimfire included in the Geoinformatics Circular shall be in form and content satisfactory to Rimfire, acting reasonably. Geoinformatics shall provide Rimfire with a final copy of the Geoinformatics Circular prior to the mailing to the Geoinformatics Shareholders.

(e)

Geoinformatics and Rimfire shall each promptly notify each other if at any time before the Effective Date it becomes aware (in the case of Geoinformatics only with respect to Geoinformatics and in the case of Rimfire only with respect to Rimfire) that the Geoinformatics Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Geoinformatics Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Geoinformatics Circular, as required or appropriate, and Geoinformatics shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Geoinformatics Circular to Geoinformatics Shareholders, if required by applicable Laws, file the same with the Securities Authorities and as otherwise required.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF GEOINFORMATICS

5.1

Representations and Warranties

Each of the representations and warranties of Geoinformatics set forth in this Section 5.1 is qualified and made subject to the disclosures made in the Geoinformatics Disclosure Letter. Geoinformatics hereby represents and warrants to and in favour of Rimfire as follows, and acknowledges that Rimfire is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Board Approval.  As of the date hereof, the Geoinformatics Board, upon consultation with its financial and legal advisors, has determined unanimously (excluding directors who abstain from voting due to conflict of interest) that the Geoinformatics Resolutions are fair to the Geoinformatics Shareholders and in the best interests of Geoinformatics and has resolved unanimously (excluding directors who abstain from voting due to conflict of interest) to recommend to the Geoinformatics Shareholders that they vote in favour of the Geoinformatics Resolutions.

(b)

Authority Relative to this Agreement.  Geoinformatics has the requisite corporate authority and capacity to enter into and to perform their respective obligations under this Agreement. The execution and delivery of this Agreement by Geoinformatics, and the performance of its respective obligations thereunder have been authorized by its board of directors and no other corporate proceedings on their part are necessary to authorize this Agreement.  This Agreement has been duly executed and delivered by Geoinformatics and, assuming due execution and delivery by Rimfire, will constitute a legal, valid and binding obligation of Geoinformatics enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)

Organization and Qualification.  Geoinformatics and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted.  Geoinformatics and each of its subsidiaries (a) has all Permits necessary to conduct its business substantially as now conducted, and (b) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing or to have such Permits would not reasonably be expected to have a Geoinformatics Material Adverse Effect.

(d)

No Violations. Neither the execution and delivery of this Agreement by Geoinformatics nor the completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Geoinformatics with any of the provisions hereof will violate, conflict with, or result in a breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) the articles of incorporation or Laws governing Geoinformatics or (B) any material contract or other instrument or obligation to which Geoinformatics or any of its respective subsidiaries is a party or to which any of them, or any of its respective material properties or assets, may be subject or by which Geoinformatics or any of its respective subsidiaries is bound and, in each case, individually or in the aggregate would materially adversely affect Geoinformatics' ability to perform its obligations under this Agreement or (C) violate any Law applicable to Geoinformatics or any of their respective subsidiaries or any of their respective properties or assets.

(e)

Capitalization.  The authorized share capital of Geoinformatics consists of an unlimited number of Geoinformatics Shares. As of the close of business on June 10, 2009, 75,705,829 Geoinformatics Shares were issued and outstanding and an aggregate of up to 5,796,800 Geoinformatics Shares are issuable upon the exercise of 5,796,800 Geoinformatics Options and there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Geoinformatics of any securities of Geoinformatics (including Geoinformatics Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Geoinformatics (including Geoinformatics Shares) or subsidiaries of Geoinformatics.  All outstanding Geoinformatics Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Geoinformatics Shares are issuable upon the exercise of Geoinformatics convertible Securities in accordance with their respective terms and have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable and are not and will not be subject to, or issued in violation of, any pre-emptive rights.  All securities of Geoinformatics (including the Geoinformatics Shares and the Geoinformatics Options) have been issued in compliance with all applicable Laws and Securities Laws.  Other than Geoinformatics Convertible Securities, there are no securities of Geoinformatics or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Geoinformatics Shareholders on any matter.  There are no outstanding contractual or other obligations of Geoinformatics or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, other than the Geoinformatics Options. There are no outstanding bonds, debentures or other evidences of indebtedness of Geoinformatics or any in its subsidiaries having the right to vote with the holders of the outstanding Geoinformatics Shares on any matters.

(f)

Reporting Status and Securities Laws Matters. Geoinformatics is a "reporting issuer" and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of British Columbia and Alberta and the Yukon Territory.  No delisting, suspension of trading in or cease trading order with respect to any securities of and, to the knowledge of Geoinformatics, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Geoinformatics, expected to be implemented or undertaken.

(g)

Ownership of Subsidiaries and Other Equity Interests.  Section 5.1(g) of the Geoinformatics Disclosure Letter contains: (i) complete and accurate lists of all subsidiaries owned, directly or indirectly, by Geoinformatics, each of which is wholly-owned except as disclosed in Section 5.1(g) of the Geoinformatics Disclosure Letter; and (ii) a complete and accurate list of all equity or voting interests in any other companies or entities, in either case which are beneficially owned and/or controlled, directly or indirectly, by Geoinformatics.  All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Geoinformatics are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Geoinformatics are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Geoinformatics, except as disclosed in Section 5.1(g) of the Geoinformatics Disclosure Letter. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Geoinformatics to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. Except as otherwise disclosed in Section 5.1(g) of the Geoinformatics Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Geoinformatics. All ownership interests of Geoinformatics and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties.

(h)

Public Filings.  Geoinformatics has filed all documents in the Geoinformatics Public Disclosure Record required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the TSXV. All such documents and information comprising the Geoinformatics Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) were accurate and complete and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Geoinformatics Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the TSXV. Geoinformatics has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in any of the information contained in the Geoinformatics Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Geoinformatics Public Disclosure Record.

(i)

Geoinformatics Financial Statements.  Geoinformatics' audited financial statements as at and for the fiscal years ended December 31, 2008, 2007 and 2006 (including the notes thereto and related management's discussion and analysis) (the "Geoinformatics Financial Statements") were prepared in accordance with GAAP consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Geoinformatics' independent auditors) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Geoinformatics and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Geoinformatics and its subsidiaries on a consolidated basis.  There has been no material change in Geoinformatics' accounting policies, except as described in the notes to the Geoinformatics Financial Statements, since December 31, 2008.

(j)

No Undisclosed Liabilities.  Section 5.1(j) of the Geoinformatics Disclosure Letter sets out a complete and accurate list of all commitments, liabilities and obligations of any nature (whether absolute, accrued, contingent or otherwise) as at May 31, 2009. Geoinformatics and its subsidiaries have no outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Geoinformatics Financial Statements or the Geoinformatics Public Disclosure Record or incurred in the ordinary course of business since the date of the most recent financial statements of Geoinformatics filed on SEDAR.

(k)

No Material Change.  Since December 31, 2008, except as disclosed in the Geoinformatics Public Disclosure Record, there has been no material change in respect of Geoinformatics and its subsidiaries taken as a whole, and the debt, business and material property of Geoinformatics and its subsidiaries conform in all respects to the description thereof contained in the Geoinformatics Public Disclosure Record; and there has been no dividend or distribution of any kind declared, paid or made by Geoinformatics on any Geoinformatics Shares.

(l)

Litigation.  There are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Geoinformatics, threatened affecting Geoinformatics or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws which, individually or in the aggregate, will have a Geoinformatics Material Adverse Effect.  Neither Geoinformatics nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(m)

Taxes. Geoinformatics and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects and none of its declared tax credits has expired under the applicable statute of limitations:

(i)

Except as disclosed in Section 5.1(m)(i) of the Geoinformatics Disclosure Letter, Geoinformatics and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments.

(ii)

Except as provided for in the Geoinformatics Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Geoinformatics or any of its subsidiaries, and neither Geoinformatics nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Geoinformatics, threatened against Geoinformatics or any of its subsidiaries or any of their respective assets, that would reasonably be expected to have a Geoinformatics Material Adverse Effect.

(iii)

No claim has been made by any Governmental Entity in a jurisdiction where Geoinformatics and any of its subsidiaries does not file Returns that Geoinformatics or any of its subsidiaries is or may be subject to Tax by that jurisdiction.

(iv)

There are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Geoinformatics or any of its subsidiaries.

(v)

There has been no (i) tax ruling obtained, (ii) material correspondence between Geoinformatics or its subsidiaries with any tax authority, (iii) tax related objection filed by or on behalf of Geoinformatics or its subsidiaries, (iv) formal or informal opinions or views expressed by a tax advisor of Geoinformatics or its subsidiaries, nor (v) documentation relating to any position taken or election made by Geoinformatics or one of its subsidiaries, in respect of any tax related matter involving Geoinformatics and/or any of its subsidiaries.

(vi)

Geoinformatics and each of its subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.  As at the date hereof, neither Geoinformatics nor any of its subsidiaries has received written notice that any party to a Geoinformatics Material Contract intends to cancel, terminate or otherwise modify or not renew such Geoinformatics Material Contract, and to the knowledge of Geoinformatics, no such action has been threatened.  Neither Geoinformatics nor any of its subsidiaries is a party to any Geoinformatics Material

Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Geoinformatics or any of its subsidiaries.

(vii)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Geoinformatics or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(viii)

Geoinformatics and each of its subsidiaries have given to Rimfire true, correct and complete copies of all their income, sales and capital Tax returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired, there are no omissions in the foregoing.

(ix)

The Geoinformatics Shares are listed on a "recognized stock exchange" as defined by the Tax Act.

(n)

Property.

(i)

The Geoinformatics Concessions are the only mining concessions, claims, leases, licenses, permits or other rights to explore for, exploit, develop, mine or produce minerals that are required to develop the Geoinformatics Exploration Properties.

(ii)

Each Geoinformatics Concession is in good standing and each Geoinformatics Concession and all of the Geoinformatics Lands are held by Geoinformatics or its subsidiaries free and clear of all Liens.  The Geoinformatics Disclosure Letter sets out an up to date, true and accurate list in all material respects of (i) the interests of Geoinformatics and its subsidiaries in each of the Geoinformatics Concessions and Geoinformatics Lands; and (ii) the agreement or document pursuant to which such Geoinformatics Concessions and Geoinformatics Lands were acquired by Geoinformatics or its subsidiaries identified in the Geoinformatics Disclosure Letter is lawfully authorized to hold the interests in the Geoinformatics Concessions and the Geoinformatics Lands set out therein.

(iii)

Applying customary standards in the applicable mining industries, except where such would not result in a Geoinformatics Material Adverse Effect on Geoinformatics:

(A)

each Geoinformatics Concession has been properly located and recorded in compliance with applicable Laws and are comprised of valid and subsisting mineral claims in each case in all material respects;

(B)

any and all assessment work required to be performed and filed under the Geoinformatics Concessions has been performed and filed;

(C)

any and all Taxes and other payments required to be paid in respect of the Geoinformatics Concessions and the Geoinformatics Lands have been paid;

(D)

any and all filings required to be filed in respect of the Geoinformatics Concessions and the Geoinformatics Lands have been filed;

(E)

Geoinformatics or its subsidiaries have the exclusive right to deal with the Geoinformatics Concessions and the Geoinformatics Lands;

(F)

except as disclosed in the Geoinformatics Disclosure Letter, no other person has any material interest in the Geoinformatics Concessions or the Geoinformatics Lands or any right to acquire any such interest;

(G)

except as disclosed in the Geoinformatics Disclosure Letter, there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect Geoinformatics’ or its subsidiaries' interests in the Geoinformatics Concessions or the Geoinformatics Lands; and

(H)

neither Geoinformatics nor its subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Geoinformatics’ or its subsidiaries' interests in the Geoinformatics Concessions.

(iv)

Geoinformatics has provided Rimfire with access to full and complete copies of all exploration information and data within the possession or control of Geoinformatics and its subsidiaries, including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Geoinformatics Concessions, the Geoinformatics Lands or the Geoinformatics Exploration Properties and Geoinformatics has the sole right, title, ownership and right to use all such information, data reports and studies.

(v)

All work and activities carried out on the Geoinformatics Concessions and the Geoinformatics Lands by Geoinformatics or its subsidiaries or, to the knowledge of Geoinformatics and its subsidiaries, by any other person appointed by Geoinformatics or its subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Geoinformatics nor its subsidiaries, nor, to the knowledge of Geoinformatics and its subsidiaries, any other person, has received any notice of any material breach of any such applicable Laws.

(vi)

Each of the Geoinformatics Exploration Properties is either wholly owned by Geoinformatics or through a subsidiary, or held under contractual interests or rights pursuant to a Contract.

(vii)

Geoinformatics and its subsidiaries have made full disclosure to Rimfire of all material facts of which each of Geoinformatics and its subsidiaries has knowledge relating to the Geoinformatics Concessions, the Geoinformatics Lands and the Geoinformatics Exploration Properties.

(o)

Issuance of Geoinformatics Securities. Each of (i) the Geoinformatics Shares to be issued as part of the Consideration will, when issued pursuant to the Arrangement, and (ii) the Geoinformatics Shares issued upon due exercise of the Converted Geoinformatics Options issued to holders of Rimfire Convertible Securities pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of Geoinformatics.

(p)

Absence of Cease Trade Orders.  No order ceasing or suspending trading in Geoinformatics Shares (or any of them) or any other securities of Geoinformatics is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Geoinformatics, are pending, contemplated or threatened.

(q)

Compliance with Laws.  Geoinformatics and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Geoinformatics Material Adverse Effect.

(r)

United States Securities Laws.

(i)

Geoinformatics is not a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)

No securities of Geoinformatics are registered or required to be registered under Section 12 of the U.S. Exchange Act, and Geoinformatics is not required to file reports under Section 13 or Section 15(d) of the U.S. Exchange Act;

(iii)

Geoinformatics is not an "investment company" as defined in the United States Investment Company Act of 1940, as amended; and

(iv)

Geoinformatics is a PFIC.

(s)

Books and Records.  The financial books, records and accounts of Geoinformatics and its subsidiaries, in all material respects: (i) have, other than in the case of the Geoinformatics subsidiaries incorporated in jurisdictions other than in Canada, been maintained in accordance with applicable Canadian Law; (ii) have, in the case of the Geoinformatics subsidiaries incorporated in jurisdictions other than in Canada, been maintained in accordance with generally accepted accounting principals in such jurisdictions, as applicable; and (iii) in each case are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Geoinformatics and its subsidiaries; and (iv) accurately and fairly reflect the basis for the Geoinformatics Financial Statements.

(t)

Minute Books.  The minute books of each of Geoinformatics and its subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders.

(u)

Contracts.  Section 5.1(u) of the Geoinformatics Disclosure Letter includes a complete and accurate list of all contracts which are material to Geoinformatics or its subsidiaries (the "Geoinformatics Material Contracts") and all such Geoinformatics Material Contracts are in full force and effect and Geoinformatics and its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof.  Geoinformatics has made available to Rimfire for inspection true and complete copies of all Geoinformatics Material Contracts.  All of the Geoinformatics Material Contracts are valid and binding obligations of Geoinformatics enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.  Geoinformatics and its subsidiaries have complied in all material respects with all terms of such Geoinformatics Material Contracts, have paid all amounts due thereunder and have not waived any rights thereunder and no default or breach exists in respect thereof on the part of Geoinformatics or any of its subsidiaries or to the knowledge of Geoinformatics or any of its subsidiaries, on the part of any other party thereto, and no event has occurred which after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Geoinformatics Material Contracts. As at the date hereof, neither Geoinformatics nor any of its subsidiaries has received written notice that any party to a Geoinformatics Material Contract intends to cancel, terminate or otherwise modify or not renew such Geoinformatics Material Contract, and to the knowledge of Geoinformatics, no such action has been threatened.  Neither Geoinformatics nor any of its subsidiaries is a party to any Geoinformatics Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Geoinformatics or any of its subsidiaries

(v)

Mineral Resources.  The estimated indicated, measured and inferred mineral resource disclosed in the Geoinformatics Public Disclosure Record (including as disclosed in the technical reports comprising the Geoinformatics Public Disclosure Record) have been prepared and disclosed in all material respects in accordance with all applicable Laws.  There has been no material reduction in the aggregate amount of estimated mineral resources of Geoinformatics and its subsidiaries, taken as a whole, from the amounts disclosed in the Geoinformatics Public Disclosure Record and to the knowledge of Geoinformatics, no material reduction is being considered or undertaken.

(w)

Environmental Matters.  Each of Geoinformatics and Geoinformatics' subsidiaries and their respective businesses, operations, and properties:

(i)

is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)

has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)

(i) is not a party to any litigation or administrative proceeding, nor so far as it knows is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, (ii) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable Environmental Laws; and (iii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)

is not involved in operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Material, that would reasonably be expected to result in any Environmental Liabilities.

(x)

Permits.  Geoinformatics and each of its subsidiaries has obtained and is in compliance with all material Permits required by applicable Laws, necessary to conduct the current business they are now conducting (which, for greater certainty, includes the exploration for and exploitation of mineral deposits) and, in the case of Permits relating to the Geoinformatics Concessions,  the failure of which will result in a Geoinformatics Material Adverse Effect on Geoinformatics.  None of Geoinformatics or any of its subsidiaries has knowledge of any facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such material Permits as are necessary to conduct its business as it is proposed to be conducted.

(y)

Fairness Opinion. The Geoinformatics Board has received oral confirmation that it will receive an opinion from Haywood Securities Inc., the financial advisor to the Geoinformatics Board, to the effect that, as of the date of such opinion, subject to the assumptions and limitations set out therein, the transactions contemplated by this Agreement are fair, from a financial point of view, to such Geoinformatics Shareholders.

(z)

Regulatory.

(i)

Geoinformatics and its subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over Geoinformatics or its subsidiaries or their respective activities (collectively, the "Geoinformatics Regulatory Authorities"); and

(ii)

Geoinformatics and its subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, permits, authorizations, approvals registrations and consents of the Geoinformatics Regulatory Authorities (the "Geoinformatics Regulatory Authorizations") in all material respects and have made all requisite material declarations and filings with the Geoinformatics Regulatory Authorities. Geoinformatics and its subsidiaries have not received any written notices or other correspondence from the Geoinformatics Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Geoinformatics Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Geoinformatics or its subsidiaries to operate their respective businesses.

(aa)

Employee Benefits.

(i)

Geoinformatics and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon Geoinformatics or such subsidiary or in respect of which Geoinformatics or any of its subsidiaries has any actual or potential liability (collectively, the "Geoinformatics Benefit Plans") and with all applicable Laws and collective bargaining agreements relating thereto.

(ii)

Section 5.1(aa)(ii) of the Geoinformatics Disclosure Letter sets forth a complete list of the Geoinformatics Benefit Plans.  Current and complete copies of all written Geoinformatics Benefit Plans as amended to date or, where oral, written summaries of the terms thereof, and all booklets and communications concerning the Geoinformatics Benefit Plans which have been provided to persons entitled to benefits under the Geoinformatics Benefit Plans have been delivered or made available to Rimfire together with copies of all material documents relating to the Geoinformatics Benefit Plans.

(iii)

Each Geoinformatics Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Geoinformatics Benefit Plan (including the terms of any documents in respect of such Geoinformatics Benefit Plan), all applicable Laws and any collective bargaining agreement relating thereto.

(iv)

All obligations of Geoinformatics or any of its subsidiaries regarding the Geoinformatics Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Geoinformatics Benefit Plans by Geoinformatics or its subsidiaries except as disclosed in Section 5.1(aa)(iv) of the Geoinformatics Disclosure Letter. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Geoinformatics Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws except as disclosed in Geoinformatics Disclosure Record.

(v)

Each Geoinformatics Benefit Plan is insured or funded in compliance with the terms of such Geoinformatics Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Geoinformatics or any of its subsidiaries from any such Governmental Entities.

(vi)

To the knowledge of Geoinformatics, (i) no Geoinformatics Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and (ii) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other  proceeding, action or claim or to affect the registration or qualification of any Geoinformatics Benefit Plan required to be registered or qualified.

(vii)

Geoinformatics and its subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Geoinformatics Benefit Plan or to improve or change the benefits provided under any Geoinformatics Benefit Plan.

(viii)

There is no entity other than Geoinformatics and any of its subsidiaries participating in any Geoinformatics Benefit Plan.

(ix)

None of the Geoinformatics Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees and where there are such Geoinformatics Benefit Plan, each such Geoinformatics Benefit Plan may be amended or terminated at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(x)

Neither the execution and delivery of this Agreement by Geoinformatics nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Geoinformatics with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Geoinformatics or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting, under any Geoinformatics Benefit Plan or restriction held in connection with a Geoinformatics Benefit Plan.

(xi)

All data necessary to administer each Geoinformatics Benefit Plan is in the possession of Geoinformatics or its subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Geoinformatics Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.

(bb)

Labour and Employment.

(i)

Section 5.1(bb) of the Disclosure Letter sets forth a complete list of all employees of Geoinformatics and any of its subsidiaries, together with their titles, service dates and material terms of employment, including current wages, salaries or hourly rate of pay, and bonus (whether monetary or otherwise).  Except as disclosed in Section 5.1(bb) of the Geoinformatics Disclosure Letter, no such employee is on long-term disability leave, extended absence or worker's compensation leave. As at the date hereof, none of the employees of Geoinformatics or its subsidiaries has indicated an intention to resign their employment. All current assessments under applicable workers compensation legislation in relation to the employees listed in Section 5.1(bb) of the Geoinformatics Disclosure Letter have been paid or accrued by Geoinformatics and its subsidiaries, as applicable, and Geoinformatics and its subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)

Except for those written employment contracts with salaried employees of Geoinformatics and any of its subsidiaries identified in Section 5.1(bb) of the Geoinformatics Disclosure Letter, there are no written contracts of employment entered into with any such employees or any oral contracts of employment. Except for those agreements or provisions described in Section 5.1(bb) of the Geoinformatics Disclosure Letter, no employee of Geoinformatics or any of its subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Arrangement or the termination or resignation of such employee following completion of the Arrangement.

(iii)

Neither Geoinformatics nor any of its subsidiaries is party to any collective agreements, either directly or by operation of law, with any trade union or association which may qualify as a trade union.  There are no outstanding or, to the knowledge of Geoinformatics, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Geoinformatics or any of its subsidiaries. There are no threatened or apparent union organizing activities involving employees of Geoinformatics or any of its subsidiaries.

(cc)

Related Party Transactions.  Except as contemplated hereby or as disclosed in Section 5.1(cc) of the Geoinformatics Disclosure Letter, there are no Contracts or other transactions currently in place between Geoinformatics or any of its subsidiaries, on the one hand, and: (i) to the knowledge of Geoinformatics, any officer or director of Geoinformatics or any of its subsidiaries; (ii) to the knowledge of Geoinformatics, any holder of record or, to the knowledge of Geoinformatics, beneficial owner of 10% or more of the Geoinformatics Shares; and (iii) to the knowledge of Geoinformatics, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(dd)

Expropriation.  No part of the property or assets of Geoinformatics or any of its subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does Geoinformatics or any of its subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(ee)

Restrictions on Business Activities.  There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Geoinformatics or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted.

(ff)

Brokers.  Except as set out in Section 5.1(ff) of the Geoinformatics Disclosure Letter, no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based on arrangements made by or on behalf of Geoinformatics and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Section 5.1(ff) of the Geoinformatics Disclosure Letter.

(gg)

Insurance.  As of the date hereof, Geoinformatics and its subsidiaries have policies of insurance as are listed in Section 5.1(gg) of the Geoinformatics Disclosure Letter. All insurance maintained by Geoinformatics or any of its subsidiaries is in full force and effect and in good standing and neither Geoinformatics nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Geoinformatics or any of its subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Geoinformatics or any of its subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Geoinformatics Material Adverse Effect.

(hh)

Registration Rights.  No Geoinformatics Shareholder has any right to compel Geoinformatics to register or otherwise qualify the Geoinformatics Shares (or any of them) for public sale or distribution.

(ii)

Rights of Other Persons.  Other than as disclosed in Section 5.1(ii) of the Geoinformatics Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the Geoinformatics Material Contracts or the material properties or assets owned by Geoinformatics or any of its subsidiaries, or any part thereof.

(jj)

Fees and Expenses.  Section 5.1(jj) of the Geoinformatics Disclosure Letter sets forth (A) the amount of fees and expenses reasonably attributable to this Agreement and the transactions contemplated hereby that Geoinformatics has incurred to date and expects to incur by the Effective Date (other than the fees and expenses payable to those brokers identified to Rimfire in Section 5.1(jj) of the Geoinformatics Disclosure Letter and (B) the amount of such fees and expenses that has been paid to date.

5.2

Survival of Representations and Warranties

The representations and warranties of Geoinformatics contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 6

COVENANTS OF RIMFIRE AND GEOINFORMATICS

6.1

Covenants of Rimfire and Geoinformatics Regarding the Conduct of Business

Each of the Parties covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required by this Agreement, applicable Laws or any Governmental Entities or consented to by each of the Parties in writing, it shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice.  Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, each of the Parties shall not, nor shall they permit any of their respective subsidiaries to, directly or indirectly, without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed):

(a)

take any action except in the ordinary course of its business and its subsidiaries, and it shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries' business organization, assets, employees, goodwill and business relationships;

(b)

(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in its capital or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of its shares owned by any person or the securities of any subsidiary owned by a person other than itself, other than, in the case of any subsidiary wholly-owned by itself, any dividends payable to itself or any other wholly-owned subsidiary of itself; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of itself or its subsidiaries, or any Rimfire Convertible Securities or Geoinformatics Convertible Securities, as applicable, or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of itself or its subsidiaries, other than the issuance of its shares issuable pursuant to the terms of the outstanding Rimfire Convertible Securities or Geoinformatics Convertible Securities, as applicable; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any of its outstanding securities or any of its subsidiaries; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of itself or any of its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (viii) make or amend any Tax election, change any method of Tax accounting, settle or compromise any Tax liability, file any material amended Tax Return, enter into a closing agreement, surrender any right to claim a material Tax refund, or consent to the extension or waiver of the limitation period applicable to any material Tax claim or assessment; or (ix) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)

(i) sell, option, joint venture, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of itself or any of its subsidiaries; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $50,000; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances; (iv) pay, discharge or satisfy any material claims, liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d)

enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business;

(e)

other than as is necessary to comply with applicable Laws: (i) grant to any of its officers, employees or directors or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officers, employees, or directors or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend such existing agreement) with, or hire or terminate employment (except for just cause) of, any of its officers, employees or directors or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any benefit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of its directors, officers or its employees or former directors, officers, employees or any of its subsidiaries; (v) increase compensation, bonus levels or other benefits payable to any of its directors, executive officers or employees or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(f)

settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any action, claim or proceeding brought against itself and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement, for an amount that exceeds $50,000 in the aggregate;

(g)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect itself or any of its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect itself or any of its subsidiaries from competing in any manner;

(h)

waive, release or assign any material rights, claims or benefits of itself or any of its subsidiaries;

(i)

(i) enter into any agreement that if entered into prior to the date hereof would be considered a Rimfire Material Contract or Geoinformatics Material Contract, as applicable; (ii) modify, amend in any material respect, transfer or terminate any Rimfire Material Contract or Geoinformatics Material Contract, as applicable, or waive, release or assign any material rights or claims thereto or thereunder;

(j)

change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(k)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any Approvals listed in Section 6.1(k) of the Rimfire Disclosure Letter or Section 6.1(k) of the Geoinformatics Disclosure Letter, as applicable, or from any Governmental Entities necessary to conduct its businesses as now conducted or as proposed to be conducted; or

fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for Approvals;

(l)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of itself to consummate the Arrangement or the other transactions contemplated by this Agreement;

(m)

take any action or enter into any transaction that would preclude the Canadian tax cost "bump" rules from applying upon an amalgamation or winding-up of itself (or its successor by amalgamation) including pursuant to paragraphs 88(1)(c) and 88(1)(d) and subsection 87(11) of the Tax Act;

(n)

take any action or fail to take any action that would preclude Geoinformatics' acquisition of Rimfire from qualifying as a reorganization described under Section 368(a) of the Code;

(o)

take any action which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue at any time prior to the Effective Date if then made; or

(p)

agree, resolve or commit to do any of the foregoing.

Each Party shall use its commercially reasonable efforts to cause its current insurance (or re-insurance) policies maintained itself or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 8.6, none of Rimfire or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months, except with the prior written consent of Geoinformatics.

Rimfire shall promptly notify Geoinformatics in writing of (i) any circumstance or development that, to the knowledge of Rimfire, is or could reasonably be expected to constitute a Material Adverse Effect; (ii) if Rimfire becomes aware that any of the representations and warranties of Rimfire in this Agreement are untrue or inaccurate in any material respect; or (iii) there has been any breach of any covenant or agreement of Rimfire contained in this Agreement.

Geoinformatics shall promptly notify Rimfire in writing of (i) any circumstance or development that, to the knowledge of Geoinformatics, is or could reasonably be expected to constitute a Geoinformatics Material Adverse Effect; (ii) if Geoinformatics becomes aware that any of the representations and warranties of Geoinformatics in this Agreement are untrue or inaccurate in any material respect; or (iii) there has been any breach of any covenant or agreement of Geoinformatics contained in this Agreement.

6.2

Covenants of Rimfire Relating to the Arrangement

Rimfire shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Rimfire or any of its subsidiaries under this Agreement, co-operate with Geoinformatics in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Rimfire shall and, where applicable, shall cause its subsidiaries to:

(a)

apply for and use its best efforts to obtain all Key Regulatory Approvals relating to Rimfire or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep Geoinformatics reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Geoinformatics with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Geoinformatics' outside counsel on an "external counsel" basis), in order for Geoinformatics to provide its comments thereon, which shall be given due and reasonable consideration;

(b)

use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Rimfire Material Contracts, and all Key Third Party Consents;

(c)

elect in its return of income under Part I of the Tax Act for its taxation year ending immediately before the acquisition of control of Rimfire not to have subsection 256(9) of the Tax Act apply; and

(d)

defend all lawsuits or other legal, regulatory or other proceedings against Rimfire challenging or affecting this Agreement or the consummation of the transactions contemplated hereby.

6.3

Covenants of Geoinformatics Regarding the Performance of Obligations

6.3.1

Geoinformatics shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Geoinformatics or any of Geoinformatics' subsidiaries under this Agreement, co-operate with Rimfire in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Geoinformatics shall and where appropriate shall cause its subsidiaries to:

(a)

apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Geoinformatics or any of Geoinformatics' subsidiaries which are typically applied for by an offeror and, in doing so, keep Rimfire reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Rimfire with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Rimfire's outside counsel on an "external counsel" basis), in order for Rimfire to provide its reasonable comments thereon;

(b)

subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein;

(c)

defend all lawsuits or other legal, regulatory or other proceedings against Geoinformatics challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d)

not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Geoinformatics to consummate the Arrangement or the other transactions contemplated by this Agreement;

(e)

following the Effective Time, it will take all steps required and cause Rimfire or its successor to take all steps required to fulfill the obligations of Rimfire or its successor to deliver Geoinformatics Shares on any exercise of Rimfire Options, Rimfire Broker Warrants or Rimfire Warrants;

(f)

subject to applicable Law (including the rules or policies of the TSXV) vote all Rimfire Shares, if any, beneficially owned by it in favour of the Arrangement;

(g)

Geoinformatics shall apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSXV of the Geoinformatics Shares comprising the Consideration and all Geoinformatics Shares that would be issued on the exercise of any Rimfire Convertible Securities outstanding at the Effective Time, subject only to satisfaction by Geoinformatics of customary post-closing conditions imposed by the TSXV in similar circumstances (the "Standard Listing Conditions");

(h)

Geoinformatics shall apply for and use commercially reasonable efforts to obtain TSXV approval for the Geoinformatics Share Consolidation and Geoinformatics Name Change;

(i)

use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Geoinformatics Material Contracts; and

(j)

other than as provided in Section 7.2(f), within five (5) business days following the Effective Date, settle, pay, discharge and otherwise satisfy all material debts and liabilities of Geoinformatics and its subsidiaries other than liabilities shown as accruals in Section 5.1(j) of the Geoinformatics Disclosure Letter, which liabilities will be satisfied by Geoinformatics as such liabilities become due and payable.

6.4

Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in ARTICLE 7 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; in addition, subject to the terms and conditions of this Agreement, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby;

(b)

it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by this Agreement; and

(c)

Each Party shall be responsible for the payment of any professional fees and expenses and other fees and expenses incurred by it in connection with the Arrangement (including, but not limited to, fees and expenses of legal counsel, accountants, investment bankers, brokers or other representatives or consultants).

ARTICLE 7

CONDITIONS

7.1

Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement, are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)

each Party will allow the other Party’s authorized representatives to have immediate and full access, to the extent reasonable, to all offices, properties, books and records of such Party from the date hereof until the earlier of (i) June 30, 2009 and (ii) the date on which the Party’s respective Circular is mailed and filed in accordance with sections 2.4 and 4.2, as applicable, for the purpose of enabling such Party to conduct a due diligence investigations and, if, at any time, a Party determines that it has come into possession of information concerning the other Party which significantly adversely affects the decisions of such Party to continue with the Arrangement, such Party will give notice to the other Party of such information and after a reasonable opportunity to correct such information, to the extent possible, and may thereafter terminate the Agreement in accordance with Sections 9.2.1(c)(ii) or 9.2.1(d)(ii);

(b)

the Rimfire Arrangement Resolution shall have been approved and adopted by at least 66 2/3% of the Rimfire Shareholders voting as a single class at the Rimfire Meeting in accordance with the Interim Order;

(c)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Rimfire and Geoinformatics, acting reasonably, on appeal or otherwise;

(d)

there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Geoinformatics or Rimfire which shall prevent the consummation of the Arrangement;

(e)

the issuance of the Geoinformatics Shares in the United States (or to residents of the United States) pursuant to, and in accordance with, the terms of this Agreement and the Arrangement shall be exempt from registration requirements under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act; provided, however, that Rimfire shall not be entitled to rely on the provisions of this Section 7.1(e) in failing to complete the transactions contemplated by this Agreement in the event that Rimfire fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemptions, that Geoinformatics will rely on the foregoing exemptions based on the Court's approval of the transaction;

(f)

the Key Regulatory Approvals shall have been obtained;

(g)

the Key Third Party Consents shall have been obtained;

(h)

this Agreement shall not have been terminated in accordance with its terms;

(i)

the distribution of the securities of Geoinformatics pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102);

(j)

no action, suit or proceeding, shall have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case (i) to enjoin or prohibit the Plan of Arrangement or the transactions contemplated by this Agreement, (ii) which would render this Agreement, the Rimfire Voting Agreements or the Geoinformatics Voting Agreement unenforceable in any way or frustrate the purpose and intent hereof or thereof, or (iii) resulting in any material judgment or assessment of material damages, directly or indirectly; and

(k)

the Geoinformatics Resolutions shall have been adopted by the required majority of the Geoinformatics Shareholders voting as a single class at the Geoinformatics Meeting.

7.2

Additional Conditions Precedent to the Obligations of Geoinformatics

The obligations of Geoinformatics to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Geoinformatics and may be waived by Geoinformatics):

(a)

all covenants of Rimfire under this Agreement to be performed on or before the Effective Time which have not been waived by Geoinformatics shall have been duly performed by Rimfire in all material respects, and Geoinformatics shall have received a certificate of Rimfire addressed to Geoinformatics and dated the Effective Date, signed on behalf of Rimfire by two senior executive officers of Rimfire (on Rimfire's behalf and without personal liability), confirming the same as at the Effective Date;

(b)

the representations and warranties made by Rimfire in this Agreement that are qualified by the expression "Material Adverse Effect" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Rimfire in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date) and Geoinformatics shall have received a certificate of Rimfire, addressed to Geoinformatics and dated the Effective Date, signed on behalf of Rimfire by two senior officers (on Rimfire's behalf and without personal liability) confirming the same as at the Effective Date.  For greater certainty, no representation or warranty made by Rimfire in this Agreement shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue and incorrect are disclosed or referred to in the Rimfire Disclosure Letter;

(c)

the Rimfire Voting Agreements shall have been entered into by the Locked-up  Shareholders and: (i) all representations and warranties made by Locked-Up Shareholders in the Rimfire Voting Agreements shall be true and correct in all respects, without regard to materiality, as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); (ii) the Locked-Up Shareholders shall have complied in all material respects with all covenants set forth in the Rimfire Voting Agreements that are to be complied with on or before the Effective Date; and (iii) none of the Rimfire Voting Agreements to which the Locked-Up Shareholders are party shall have been terminated, and no event shall have occurred that, with notice or lapse of time or both, would give Geoinformatics the right to terminate any of the Rimfire Voting Agreements;

(d)

since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or could reasonably be expected to have a Material Adverse Effect on Rimfire;

(e)

holders of no more than 5.0% of the Rimfire Shares shall have exercised Dissent Rights; and

(f)

at the Effective Time, Rimfire shall deliver to Geologic a certified cheque in same day freely transferable funds payable at par in Vancouver, payable to Geologic (or as Geologic may otherwise direct) in an amount equal to all monies owing to Geologic by Geoinformatics and its subsidiaries.

The foregoing conditions will be for the sole benefit of Geoinformatics and may be waived by them in whole or in part at any time.

7.3

Additional Conditions Precedent to the Obligations of Rimfire

The obligations of Rimfire to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Rimfire and may be waived by Rimfire):

(a)

all covenants of Geoinformatics under this Agreement to be performed on or before the Effective Time shall have been duly performed by Geoinformatics in all material respects, and Rimfire shall have received a certificate of Geoinformatics, addressed to Rimfire and dated the Effective Time, signed on behalf of Geoinformatics by two of its senior executive officers (on Geoinformatics' behalf and without personal liability), confirming the same as of the Effective Date;

(b)

the representations and warranties made by Geoinformatics in this Agreement that are qualified by the expression "Geoinformatics Material Adverse Effect" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Geoinformatics in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date) and Rimfire shall have received a certificate of Geoinformatics, addressed to Rimfire and dated the Effective Date, signed on behalf of Geoinformatics by two senior executive officers of Geoinformatics (on Geoinformatics' behalf and without personal liability), confirming the same as at the Effective Date.  For greater certainty, no representation or warranty made by Geoinformatics in this Agreement shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue and incorrect are disclosed or referred to in the Geoinformatics Disclosure Letter; and

(c)

since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate, was or could reasonably be expected to be a Geoinformatics Material Adverse Effect;

(d)

the Geoinformatics Voting Agreement shall have been entered into by Geologic and: (i) all representations and warranties made by Geologic in the Geoinformatics Voting Agreement shall be true and correct in all respects, without regard to materiality, as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); (ii) Geologic shall have complied in all material respects with all covenants set forth in the Geoinformatics Voting Agreement that are to be complied with on or before the Effective Date; and (iii) the Geoinformatics Voting Agreement shall not have been terminated, and no event shall have occurred that, with notice or lapse of time or both, would give Rimfire the right to terminate the Geoinformatics Voting Agreement;

(e)

the total indebtedness and liabilities of Geoinformatics as at the Effective Date shall not exceed $2.2 million, and Rimfire shall have received a certificate of Geoinformatics addressed to Rimfire and dated the Effective Date signed on behalf of Geoinformatics by two senior executive officers of Geoinformatics (on Geoinformatics’ behalf without personal liability) confirming the same as of the Effective Date;

(f)

Geoinformatics shall have delivered evidence satisfactory to Rimfire of the approval of the listing and posting for trading on the TSXV of the Geoinformatics Shares comprising the Consideration and all Geoinformatics Shares that would be issued on the exercise of any Rimfire Convertible Securities outstanding at the Effective Time, subject only to satisfaction of the Standard Listing Conditions;

(g)

Geoinformatics shall have entered into an agreement with Kennecott Exploration Company (“Kennecott”) to amend the strategic alliance between Kennecott and Geoinformatics (the “Kennecott Alliance”), on terms satisfactory to Rimfire, in its sole discretion; and

(h)

the articles of Geoinformatics shall have been amended to give effect to the Geoinformatics Share Consolidation and the Geoinformatics Name Change.

The foregoing conditions will be for the sole benefit of Rimfire and may be waived by it in whole or in part at any time

7.4

Satisfaction of Conditions

The conditions precedent set out in Section 7.1, Section 7.2 and Section 7.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 8

ADDITIONAL AGREEMENTS

8.1

Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)

cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this paragraph (a) shall not apply in the case of any event or state of facts resulting from actions or omissions of the Parties which are permitted or required by this Agreement); or

(b)

result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

Geoinformatics may not exercise their rights to terminate this Agreement pursuant to Section 9.2.1(c)(iii) and Rimfire may not exercise its right to terminate this Agreement pursuant to Section 9.2.1(d)(iv) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be.  If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to either the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period.  For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

8.2

Non-Solicitation

8.2.1

Except as otherwise expressly provided in this Section 8.2 neither Party shall, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Party or any of its subsidiaries (collectively, the "Representatives"), (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations with any person (other than the other Parties or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal or (v) make a Change in Recommendation.

8.2.2

Except as otherwise provided in this Section 8.2, each Party shall, and shall cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by the Party, its subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, the Party will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding the Party and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding the Party and its subsidiaries.  Each of the Parties agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement by the Party, pursuant to the express terms of any such agreement, shall not be a violation of this Section 8.2.2) and each of the Parties undertake to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof, provided that the Party shall not be prevented from considering any Superior Proposal if the provisions of this Section 8.2 are otherwise complied with.

8.2.3

Notwithstanding Sections 8.2.1 and 8.2.2 and any other provision of this Agreement or of any other agreement between the Parties or between a Party and any other person, including the provisions of any confidentiality or standstill agreement, if at any time following the date of this Agreement and prior to obtaining the approval of the Rimfire Arrangement Resolution at the Rimfire Meeting, either Party receives a written Acquisition Proposal that its board of directors determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms, could reasonably be expected to lead to a Superior Proposal, then such Party may, provided it is in compliance with Section 8.2.4

(a)

furnish information with respect to the Party and its subsidiaries to the person making such Acquisition Proposal; and/or

(b)

enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,

provided that the Party shall not, and shall not allow its Representatives to, disclose any non-public information with respect to the Party to such person (i) if such non public information has not been previously provided to, or is not concurrently provided to, the other Party; and (ii) without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement.

8.2.4

Each Party shall promptly notify the other Party, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, in the event it receives an Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing. The receiving Party shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as the other Party may reasonably request. The receiving Party shall keep the other Party fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from the other Party with respect thereto.

8.2.5

Notwithstanding anything in this Agreement to the contrary, but subject to Section 8.3, if at any time following the date of this Agreement and prior to the Effective Time, a Party receives an Acquisition Proposal which its board of directors concludes in good faith constitutes a Superior Proposal, its board of directors may, subject to compliance with the procedures set forth in Section 8.4 and Section 9.2, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.

8.3

Right to Match

8.3.1

Each Party covenants that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 8.2.3) unless:

(a)

the Party has complied with its obligations under Section 8.2 and has provided the other Party with a copy of the Superior Proposal; and

(b)

a period (the "Response Period") of four Business Days has elapsed from the date that is the later of (x) the date on which the other Party receives written notice from the Party’s board of directors that it has determined, in accordance with Section 8.2 and subject only to compliance with this Section 8.3, to accept, approve, endorse, recommend or enter into a definitive agreement with respect to such Superior Proposal, and (y) the date the other Party receives a copy of the Superior Proposal.

8.3.2

During the Response Period, the other Party will have the right, but not the obligation, to offer to amend this Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate consideration.  The board of directors of the Party shall review any such offer by the other Party to amend this Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which the other Party is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by the other Party to be amended.  If the board of directors of the Party determines that the Acquisition Proposal no longer constitutes a Superior Proposal, such board, will cause the Party to enter into an amendment to this Agreement with the other Party incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement and by the prompt issuance of a press release to that effect.  If the board of directors of the Party determines, after consultation with its financial advisors and outside counsel that the Acquisition Proposal continues to be a Superior Proposal, the Party may approve and recommend that holders of its common shares accept such Superior Proposal and may terminate this Agreement pursuant to Section 9.2.1(b)(v) in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

8.3.3

Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 8.3 and the other Party shall be afforded a new Response Period and the rights afforded in paragraph 8.3.2 in respect of each such Acquisition Proposal.

8.4

Expenses and Termination Fees

8.4.1

All fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

8.4.2

If a Termination Fee Event occurs, Rimfire or Geoinformatics, as applicable, shall pay the other party (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 8.4.4(d).

8.4.3

For the purposes of this Agreement, "Termination Fee" means $500,000.

8.4.4

For the purposes of this Agreement, "Termination Fee Event" means the termination of this Agreement:

(a)

by Geoinformatics pursuant to Section 9.2.1(c)(i) (except where the Change in Recommendation which has led to the termination pursuant to Section 9.2.1(c)(i) has been made solely because a Geoinformatics Material Adverse Effect has occurred), Section 9.2.1(c)(iv) or Section9.2.1(b)(v);

(b)

by Rimfire pursuant to Section 9.2.1(d)(i) (except where the Change in Recommendation which has led to the termination pursuant to Section 9.2.1(d)(i) has been made solely because a Material Adverse Effect has occurred), Section 9.2.1(d)(iii) or Section 9.2.1(b)(v); or

(c)

by Geoinformatics pursuant to Section  or Section 9.2.1(b)(i) or by either Party pursuant to Section 9.2.1(b)(iii) or 9.2.1(b)(iv), but only if, in the case of this paragraph (c), prior to the termination of this Agreement, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Rimfire shall have been made to Rimfire or publicly announced by any person (other than Geoinformatics or any of its affiliates) and within 12 months following the date of such termination:

(i)

the Acquisition Proposal is consummated; or

(ii)

Rimfire and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Rimfire Board approves or recommends, such Acquisition Proposal which is subsequently consummated at any time thereafter.

(d)

by Rimfire pursuant to Section 9.2.1(b)(i) or Section 9.2.1(c)(v) or by either Party pursuant to Section 9.2.1(b)(iii) or 9.2.1(b)(iv), but only if, in the case of this paragraph (d), prior to the termination of this Agreement, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Geoinformatics shall have been made to Geoinformatics or publicly announced by any person (other than Rimfire or any of its affiliates) and within 12 months following the date of such termination:

(i)

the Acquisition Proposal is consummated; or

(ii)

Geoinformatics and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Geoinformatics Board approves or recommends, such Acquisition Proposal which is subsequently consummated at any time thereafter.

8.4.5

If a Termination Fee Event occurs due to a termination of this Agreement by either Party pursuant to Section 8.4.4, the Termination Fee shall be payable within five Business Days following such Termination Fee Event.

8.4.6

Each of the Parties acknowledges that the agreements contained in this Section 8.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 8.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of the Parties irrevocably waive any rights it may have to raise as a defence that any such liquidated damages are excessive or punitive.  For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where the other Party is entitled to the Termination Fee and such Termination Fee is paid in full, the Party entitled to the Termination Fee shall be precluded from any other remedy against the Party paying the Termination Fee at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Party paying the Termination Fee or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

8.4.7

Nothing in this Section 8.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.

8.4.8

Nothing in this Section 8.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

8.4.9

Subject to Section 8.4.8, in no event shall a Party be obligated to pay to the other Party an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Termination Fee.

8.5

Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, each Party shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to the other Party and to the officers, employees, agents and representatives of the other Party such access as the other Party may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish the other Party with all data and information as it may reasonably request.  Geoinformatics and Rimfire acknowledge and agree that information furnished pursuant to this Section 8.5 shall be subject to the terms and conditions of the Confidentiality Agreement.

8.6

Insurance and Indemnification

8.6.1

Geoinformatics will, or will cause Rimfire and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors' and officers' liability insurance providing protection no less favourable to the protection provided by the policies maintained by Rimfire and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that Geoinformatics acknowledges and agrees that prior to the Effective Date, Rimfire may, in the alternative, purchase run off directors' and officers' liability insurance for a period of up to six years from the Effective Date on terms acceptable to Geoinformatics, acting reasonably.

8.6.2

Geoinformatics agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Rimfire and its subsidiaries to the extent that they exist as at the Effective Time, and acknowledges that such rights, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

8.6.3

The provisions of this Section 8.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Rimfire hereby confirms that it is acting as agent and trustee on their behalf.  Furthermore, this Section 8.6 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

ARTICLE 9

TERM, TERMINATION, AMENDMENT AND WAIVER

9.1

Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

9.2

Termination

9.2.1

This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Rimfire Arrangement Resolution by the Rimfire Shareholders and holders of Rimfire Convertible Securities, or any approval of this Agreement or the Geoinformatics Resolutions by the Geoinformatics Shareholders, or the approval of the Arrangement by the Court):

(a)

by mutual written agreement of Rimfire and Geoinformatics; or

(b)

by either Rimfire or Geoinformatics, if:

(i)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this 9.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(ii)

after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Rimfire or Geoinformatics from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable;

(iii)

the Rimfire Arrangement Resolution shall have failed to obtain the Rimfire Shareholder Approval at the Rimfire Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(iv)

the Geoinformatics Acquisition Resolution shall have failed to be approved by the Geoinformatics Shareholders at the Geoinformatics Meeting (including any adjournment or postponement thereof); or

(v)

subject to complying with the terms of this Agreement, a Target accepts, approves, recommends, to its shareholders or enters into an agreement, understanding or arrangement in respect of a Superior Proposal and the other Party does not elect to match such Superior Proposal pursuant to Section 8.3, and the Target pays the Termination Fee payable pursuant to Section 8.4.

(c)

by Geoinformatics, if:

(i)

prior to obtaining the Rimfire Shareholder Approval, the Rimfire Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Geoinformatics or fails to reaffirm its recommendation of the Arrangement within five days (and in any case prior to the Rimfire Meeting) after having been requested in writing by Geoinformatics to do so, in a manner adverse to Geoinformatics, (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five days (or beyond the date which is one day prior to the Rimfire Meeting, if sooner) shall be considered an adverse modification) (a "Change in Recommendation");

(ii)

any of the conditions set forth in Section 7.1 or Section 7.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(iii)

subject to Section 8.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Rimfire set forth in this Agreement (other than as set forth in Section 8.2 and Section 8.3) shall have occurred that would cause the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Geoinformatics is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1or Section 7.3 not to be satisfied;

(iv)

Rimfire is in breach or in default of any of its obligations or covenants set forth in Sections 8.2 and 8.3 other than an immaterial breach of Rimfire's obligation under Section 8.2 to provide notice of an Acquisition Proposal to Geoinformatics within a prescribed period; or

(v)

the Rimfire Meeting has not occurred on or before September 15, 2009, provided that the right to terminate this Agreement pursuant to this Section 9.2.1(c)(v) shall not be available to Geoinformatics if the failure by Geoinformatics to fulfil any obligation hereunder is the cause of, or results in, the failure of the Rimfire Meeting to occur on or before such date;

(d)

by Rimfire, if:

(i)

prior to obtaining the Geoinformatics Shareholder Approval, the Geoinformatics Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Rimfire or fails to reaffirm its recommendation of the Geoinformatics Acquisition Resolution within five days (and in any case prior to the Geoinformatics Meeting) after having been requested in writing by Rimfire to do so, in a manner adverse to Rimfire, (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five days (or beyond the date which is one day prior to the Geoinformatics Meeting, if sooner) shall be considered an adverse modification) (a "Geoinformatics Change in Recommendation");

(ii)

any of the conditions set forth in Section 7.1 or Section 7.3 is not satisfied, and such condition  is incapable of being satisfied by the Outside Date;

(iii)

Geoinformatics is in breach or in default of any of its obligations or covenants set forth in Sections 8.2 and 8.3 other than an immaterial breach of Geoinformatics' obligation under Section 8.2 to provide notice of an Acquisition Proposal to Rimfire within a prescribed period;

(iv)

subject to Section 8.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Geoinformatics set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Rimfire is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied; or

(v)

the Geoinformatics Meeting has not occurred on or before September 15, 2009, provided that the right to terminate this Agreement pursuant to this Section 9.2.1(d)(v)

shall not be available to Rimfire if the failure by Rimfire to fulfil any obligation hereunder is the cause of, or results in, the failure of the Geoinformatics Meeting to occur on or before such date.

9.2.2

The Party desiring to terminate this Agreement pursuant to this Section 9.2 (other than pursuant to Section 9.2.1(a)) shall give notice of such termination to the other Parties.

9.2.3

If this Agreement is terminated pursuant to this Section 9.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 9.2.3 and Sections 8.4, 10.6and 10.7 and the provisions of the Confidentiality Agreement (other than any standstill provisions contained therein) shall survive any termination hereof pursuant to Section 9.2.1; provided further that neither the termination of this Agreement nor anything contained in this Section 9.2 shall relieve a Party from any liability arising prior to such termination.

9.3

Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Rimfire Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)

change the time for performance of any of the obligations or acts of the Parties;

(b)

waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)

waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)

waive compliance with or modify any mutual conditions precedent herein contained.

9.4

Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 10

GENERAL PROVISIONS

10.1

Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the "Transaction Personal Information").  Geoinformatics shall not disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement.  If Geoinformatics complete the transactions contemplated by this Agreement, Geoinformatics shall not, following Closing, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)

for purposes other than those for which such Transaction Personal Information was collected by Rimfire prior to the Closing; and

(b)

which does not relate directly to the carrying on of Rimfire's business or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

Geoinformatics shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure.  Geoinformatics shall cause its advisors to observe the terms of this Section and to protect and safeguard Transaction Personal Information in their possession.  If this Agreement shall be terminated, Geoinformatics shall promptly deliver to Rimfire all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

10.2

Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)

if to Geoinformatics:

Geoinformatics Exploration Inc.

700 West Pender St., Suite 304

Vancouver, British Columbia  V6C 1G8

Attention:

Rosie Moore, Chief Executive Officer

Facsimile:

(604) 683-3613

Email:

rmoore@grfunds.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 – 40 King Street West

Toronto, Ontario  M5H 3C2

Attention:

Peter Dunne

Facsimile:

(416) 350-6937

Email:

pdunne@casselsbrock.com

(b)

if to Rimfire:

Rimfire Minerals Corporation

650 West Georgia Street, Suite 1350

Vancouver, British Columbia  V6B 4N9

Attention:

Jason Weber, President & Chief Executive Officer

Facsimile:

(604) 669-0898

Email:

jasonw@rimfire.bc.ca

with a copy (which shall not constitute notice) to:

Fraser Milner Casgrain LLP

The Grosvenor Building

15th Floor

1040 West Georgia Street

Vancouver, British Columbia V6E 4H8

Attention:

Alan Hutchison

Facsimile:

(604) 683-5214

Email:

alan.hutchison@fmc-law.com

10.3

Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia.  EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.4

Injunctive Relief

Subject to Section 8.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

10.5

Time of Essence

Time shall be of the essence in this Agreement.

10.6

Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto and the Disclosure Letters) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder.  Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

10.7

Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.8

Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.  The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS WHEREOF Geoinformatics and Rimfire have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GEOINFORMATICS EXPLORATION INC.
By:
Name: Rosie Moore
Title: Chief Executive Officer

RIMFIRE MINERALS CORPORATION
By:
Name: Jason Weber
Title: President and Chief Executive Officer

SCHEDULE ‘A’

TO THE ACQUISITION AGREEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.01

Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

"Arrangement" means the arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Rimfire and Geoinformatics, each acting reasonably;

(b)

"Acquisition Agreement" means the acquisition agreement dated June 11, 2009 between Geoinformatics and Rimfire, as amended, amended and restated or supplemented prior to the Effective Date;

(c)

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

(d)

"Business Day" means any day other than a Saturday, a Sunday or a statutory civic holiday in Toronto, Ontario or Vancouver, British Columbia;

(e)

"Converted Geoinformatics Option" shall have the meaning ascribed thereto in 3.01(c);

(f)

"Converted Geoinformatics Option In-The-Money Amount" in respect of a Rimfire Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Geoinformatics Shares that a holder is entitled to acquire on exercise of the Converted Geoinformatics Option at and from the Effective Time exceeds the amount payable to acquire such shares;

(g)

"Court" means the Supreme Court of British Columbia;

(h)

"Depositary" means any trust company, bank or financial institution agreed to in writing between Geoinformatics and Rimfire for the purpose of, among other things, exchanging certificates representing Rimfire Shares for Geoinformatics Shares in connection with the Arrangement;

(i)

"Dissent Rights" shall have the meaning ascribed thereto in Article 4.01;

(j)

"Dissenting Shareholder" means a registered holder of Rimfire Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Rimfire Shares by Rimfire;

(k)

"Effective Date" subject to Section 2.7 of the Acquisition Agreement, means the date which is two Business Days after all of the conditions precedent to completion of the Arrangement have been satisfied or waived in accordance with Article 6 of the Acquisition Agreement or such other date as the Parties may agree, which, if applicable, shall be the date on which the Final Order is deposited at Rimfire’s registered office;

(l)

"Effective Time" means 12:01 a.m. Vancouver time on the Effective Date;

(m)

"Final Order" means the final order of the Court pursuant to section 291 of the BCBCA, in a form acceptable to the Parties, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Rimfire and Geoinformatics, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Rimfire and Geoinformatics, each acting reasonably) on appeal;

(n)

"Former Rimfire Shareholders" collectively means the holders of Rimfire Shares immediately prior to the Effective Time;

(o)

"Geoinformatics" means Geoinformatics Exploration Inc., a corporation incorporated under the Business Corporations Act (Yukon); and

(p)

"Geoinformatics Shares" means the common shares in the authorized share capital of Geoinformatics.

(q)

"Interim Order" means the interim order of the Court, in a form acceptable to the parties, acting reasonably, providing for, among other things, the calling and holding of the Rimfire Meeting, as the same may be amended by the Court with the consent of Rimfire and Geoinformatics, each acting reasonably;

(r)

"Parties" means, Rimfire and Geoinformatics and "Party" means any of them;

(s)

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with Section 9.3 of the Acquisition Agreement or this plan of arrangement or made at the direction of the Court in the Final Order with the consent of Rimfire and Geoinformatics, each acting reasonably;

(t)

"Rimfire" means Rimfire Minerals Corporation, a company incorporated under the BCBCA;

(u)

"Rimfire Arrangement Resolution" means the resolution of the Rimfire Shareholders approving the Arrangement and certain other related matters by an affirmative vote of at least two-thirds of the votes cast at the Rimfire Meeting in person or by proxy by the Rimfire Shareholders voting as one class;

(v)

"Rimfire Meeting" means the special meeting of Rimfire Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Rimfire Arrangement Resolution;

(w)

"Rimfire Options" means an outstanding option to purchase Rimfire Shares issued pursuant to the Rimfire Stock Option Plan;

(x)

"Rimfire Shareholders" means registered holders of Rimfire Shares;

(y)

"Rimfire Shares" means the issued and outstanding common shares of Rimfire;

(z)

"Rimfire Stock Option Plan" means the stock option plan of Rimfire originally approved by Rimfire Shareholders on June 23, 2003 and most recently re-approved by Rimfire Shareholders on June 18, 2008;

(aa)

"Rimfire Stock Option Plan In-The-Money Amount" in respect of a Rimfire Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Rimfire Shares that a holder is entitled to acquire on exercise of the Rimfire Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

(bb)

"Securityholders" means Rimfire Shareholders and holders of Rimfire Options; and

(cc)

"Share Exchange Ratio" shall have the meaning ascribed thereto in Section 3.01(c).

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.02

Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.  The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03

Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04

Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05

Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06

Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07

Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

ARTICLE TWO

ACQUISITION AGREEMENT AND EFFECT OF ARRANGEMENT

Section 2.01

Acquisition Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Acquisition Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

Section 2.02

Effect of the Arrangement

The Plan of Arrangement and the Arrangement shall be binding upon Rimfire, Geoinformatics, and the Securityholders as and from the Effective Time, without any further act or formality required on the part of any person except as expressly provided herein.

ARTICLE THREE

ARRANGEMENT

Section 3.01

Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)

each Rimfire Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, free and clear of all liens, claims and encumbrances, to Rimfire for cancellation and Rimfire shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and Rimfire shall cause such Rimfire Share to be cancelled and the name of such holder shall be removed from the central securities register as a holder of Rimfire Shares;

(b)

each Rimfire Share held by a Former Rimfire Shareholder (other than a Dissenting Shareholder or Geoinformatics or any subsidiary of Geoinformatics) shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, to Geoinformatics free and clear of all claims and encumbrances, and in consideration therefor Geoinformatics shall issue Geoinformatics Shares on the basis of 0.87 fully paid and non-assessable Geoinformatics Shares after giving effect to the Geoinformatics Share Consolidation (the "Share Exchange Ratio") for each Rimfire Share, subject to Section 3.03 and Article Five hereof, and the name of such holder shall be removed from the central securities register as a holder of Rimfire Shares and Geoinformatics shall be recorded as the registered holder of the Rimfire Shares so transferred and shall be deemed to be the legal owner of such Rimfire Shares; and

(c)

each Rimfire Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option (a "Converted Geoinformatics Option") of Geoinformatics to acquire (on the same terms and conditions as were applicable to such Rimfire Option immediately before the Effective Time under the Rimfire Stock Option Plan and the agreement evidencing the grant except to the extent that such Converted Geoinformatics Option will expire on the expiry date for such option (provided that no Converted Geoinformatics Option will expire as a result of the holder thereof ceasing to be employed, engaged as a consultant, officer or director or otherwise in a service relationship with Rimfire, a subsidiary of Rimfire or any successor thereof or as a result of termination of such relationship by Rimfire and further provided, however, that each Converted Geoinformatics Option held by a director or consultant of Rimfire who ceases to be a director, officer or consultant, as applicable, of Rimfire on the Effective Date shall be deemed to have been amended to provide that such option shall expire on the original expiry date of such option, the number (rounded down to the nearest whole number) of Geoinformatics Shares equal to the product of:  (A) the number of Rimfire Shares subject to such Rimfire Option immediately prior to the Effective Time and (B) the Share Exchange Ratio.  The exercise price per Geoinformatics Share subject to any such Converted Geoinformatics Option shall be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Rimfire Share subject to such Rimfire Option immediately before the Effective Time divided by (B) the Share Exchange Ratio, provided that the exercise price otherwise determined shall be adjusted to the extent, if any, required to ensure that the Converted Geoinformatics Option In-The-Money Amount immediately after the exchange is equal to the Rimfire Stock Option In-The-Money Amount of the exchanged Rimfire Option immediately before the Effective Time.

Section 3.02

Post-Effective Time Procedures

(a)

Following the receipt of the Final Order and prior to the Effective Date, Geoinformatics shall deliver or arrange to be delivered to the Depositary certificates representing the Geoinformatics Shares required to be issued to Former Rimfire Shareholders in accordance with the provisions of Section 3.01 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Rimfire Shareholders for distribution to such Former Rimfire Shareholders in accordance with the provisions of Article 5 hereof.

(b)

Subject to the provisions of Article 5 hereof, and upon return of a properly completed letter of transmittal by a registered Former Rimfire Shareholder together with certificates representing Rimfire Shares and such other documents as the Depositary may require, acting reasonably, Former Rimfire Shareholders shall be entitled to receive delivery of the certificates representing the Geoinformatics Shares to which they are entitled pursuant to Section 3.01(a) hereof.

Section 3.03

No Fractional Geoinformatics Shares

No fractional Geoinformatics Shares shall be issued to Former Rimfire Shareholders.  The number of Geoinformatics Shares to be issued to Former Rimfire Shareholders shall be rounded up to the nearest whole Geoinformatics Share in the event that a Former Rimfire Shareholder is entitled to a fractional share representing 0.5 or more of a Geoinformatics Share and shall be rounded down to the nearest whole Geoinformatics Share in the event that a Former Rimfire Shareholder is entitled to a fractional share representing less than 0.5 of a Geoinformatics Share.

ARTICLE FOUR

DISSENT RIGHTS

Section 4.01

Dissent Rights

Pursuant to the Interim Order, registered holders of Rimfire Shares may exercise rights of dissent ("Dissent Rights") under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Rimfire Shares in connection with the Arrangement, provided that the written notice of dissent contemplated by Section 242 of the BCBCA must be sent to Rimfire's registered office by registered holders who wish to dissent at least two Business Days before the Rimfire Meeting or any date to which the Rimfire Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Rimfire Shares, which fair value shall be the fair value of such shares immediately before the approval of the Rimfire Arrangement Resolution, shall be paid an amount equal to such fair value by Rimfire, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in sections 244 and 245 of the BCBCA; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Rimfire Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Rimfire Shares and shall be entitled to receive only the consideration contemplated in Section 3.01(b) hereof that such holder would have received pursuant to the Arrangement if such registered holder had not exercised Dissent Rights, but in no case shall Geoinformatics, Rimfire or any other person be required to recognize holders of Rimfire Shares who exercise Dissent Rights as holders of Rimfire Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of Rimfire Shares at the Effective Time.

ARTICLE FIVE

DELIVERY OF GEOINFORMATICS SHARES AND OTHER MATTERS

Section 5.01

Delivery of Geoinformatics Shares

(a)

Upon surrender to the Depositary for transfer to Geoinformatics pursuant to Section 3.01(b) hereof of a certificate that immediately before the Effective Time represented one or more outstanding Rimfire Shares (other than those held by a Dissenting Shareholder) that were exchanged for Geoinformatics Shares in accordance with Section 3.01 hereof, together with such other documents and instruments as the Depositary may require, acting reasonably, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Geoinformatics Shares that such holder is entitled to receive in accordance with Section 3.01 hereof.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Rimfire Shares (other than those held by a Dissenting Shareholder) shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing Geoinformatics Shares.

Section 5.02

Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Rimfire Shares that are able to be exchanged for Geoinformatics Shares in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Geoinformatics Shares that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing Geoinformatics Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Geoinformatics Shares is to be delivered shall, as a condition precedent to the delivery of such Geoinformatics Shares, give a bond satisfactory to Geoinformatics and the Depositary in such amount as Geoinformatics and the Depositary may direct, or otherwise indemnify Geoinformatics and the Depositary in a manner satisfactory to Geoinformatics and the Depositary, against any claim that may be made against Geoinformatics or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Rimfire.

Section 5.03

Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Geoinformatics Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Rimfire Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof.  Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Geoinformatics Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Geoinformatics Shares.

Section 5.04

Withholding Rights

Geoinformatics, Rimfire and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or any other distributions otherwise payable to any former Rimfire Shareholder such amounts as Geoinformatics, Rimfire or the Depositary may be required or permitted to deduct and withhold therefrom under the Income Tax Act (Canada), as amended, including the regulations thereunder, the United States Internal Revenue Code of 1986, as amended, or any provision of any federal, provincial, state local or foreign tax law, in each case, as amended.  To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

Section 5.05

Limitation and Proscription

Subject to applicable law, to the extent that a Former Rimfire Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six years after the Effective Date (the "final proscription date"), then the Geoinformatics Shares that such Former Rimfire Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Geoinformatics Shares, shall be delivered to Geoinformatics by the Depositary and the share certificates shall be cancelled by Geoinformatics, and the interest of the Former Rimfire Shareholder in such Geoinformatics Shares to which it was entitled shall be terminated as of such final proscription date.

Section 5.06

Holders of Rimfire Options

From and after the Effective Time, any acknowledgements, agreements and other documentation which sets out the rights and entitlements of the holders of Rimfire Options to their respective Rimfire Options held immediately prior to the Effective Time will continue to represent such rights and entitlements as modified by this Plan of Arrangement.

ARTICLE SIX

AMENDMENTS

Section 6.01

Amendments to Plan of Arrangement

(a)

Geoinformatics and Rimfire reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Geoinformatics and Rimfire, (iii) filed with the Court and, if made following the Rimfire Meeting, approved by the Court, and (iv) communicated to holders or former holders of Rimfire Shares and Rimfire Options if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Rimfire at any time prior to the Rimfire Meeting provided that Geoinformatics shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Rimfire Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Rimfire Meeting shall be effective only if:  (i) it is consented to in writing by each of Geoinformatics and Rimfire; and (ii) if required by the Court, it is consented to by holders of the Rimfire Shares and Rimfire Options voting in the manner directed by the Court.

(d)

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Acquisition Agreement.

Section 6.02

Termination

This Plan of Arrangement may be terminated or withdrawn prior to the Effective Time in accordance with the terms of the Acquisition Agreement.

ARTICLE SEVEN

FURTHER ASSURANCES

Notwithstanding that the transactions set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement pursuant to Division 5 of Part 9 of the BCBCA, without any further act or formality by Rimfire, Geoinformatics or any other person, each of Rimfire and Geoinformatics will make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE “B”

TO THE ACQUISITION AGREEMENT ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the "Arrangement") under the provisions of Division 5 of Part 9 of the British Columbia Business Corporations Act (the "BCBCA") involving Rimfire Minerals Corporation ("Rimfire"), all as more particularly described and set forth in the Management Proxy Circular (the "Circular") of Rimfire dated ●, 2009, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.

The plan of arrangement, as it may be or has been amended (the "Plan of Arrangement"), involving Rimfire and implementing the Arrangement, the full text of which is set out in Appendix "●" to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.

The acquisition agreement (the "Acquisition Agreement") between Rimfire and Geoinformatics, dated June 11, 2009, and all the transactions contemplated therein, the actions of the directors of Rimfire in approving the Arrangement and the actions of the officers of Rimfire in executing and delivering the Acquisition Agreement and any amendments thereto are hereby ratified and confirmed;

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of Rimfire or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Rimfire are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Rimfire:

(a)

to amend the Acquisition Agreement or the Plan of Arrangement to the extent permitted by the Acquisition Agreement or the Plan of Arrangement; or

(b)

subject to the terms of the Acquisition Agreement, not to proceed with the Arrangement;

5.

Any one or more directors or officers of Rimfire is hereby authorized, for and on behalf and in the name of Rimfire, to execute and deliver, whether under corporate seal of Rimfire or not, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Acquisition Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Acquisition Agreement, including:

(a)

all actions required to be taken by or on behalf of Rimfire, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)

the signing of the certificates, consents and other documents or declarations required under the Acquisition Agreement or otherwise to be entered into by Rimfire;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE “C”

TO THE ACQUISITION AGREEMENT

KEY REGULATORY APPROVALS

1.

Approval of the TSXV.

2.

Approval or acceptance by the Yukon Register of Companies to the Geoinformatics Share Consolidation and Geoinformatics Name Change.

3.

Approval of the Court pursuant to the Interim Order and the Final Order.

SCHEDULE “D”

TO THE ACQUISITION AGREEMENT

KEY THIRD PARTY CONSENTS

Nil.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: June 19, 2009	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer